Canadian Pacific Railway Limited	| May 14, 2015
NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS AND
MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

Page
1	Chairman’s message to shareholders
2	Notice of annual and special meeting of shareholders
5	General information
6	Business of the meeting
6	1. Financial statements
6	2. Appointment of auditors
6	3. Advisory vote on executive compensation
7	4. Election of directors
7	5. Advance notice by-law
8	6. Location of shareholder meetings
10	Questions and answers about voting and proxies
14	Nominees for election to the board
30	Directors’ compensation
34	Board and committees
39	2014 Executive compensation
40	Letter to shareholders
42	Statement of executive compensation
44	Compensation discussion and analysis
45	Compensation elements for executive officers
47	2014 Compensation and performance

Page
50	Other key compensation policies of the company
54	Performance graph
56	Named executive officer compensation for 2014
63	Compensation details
Summary compensation table
65	Incentive plan awards
66	Management stock option incentive plan
68	Pension plan benefits
70	Termination and change in control benefits
73	Indebtedness of directors and executive officers
73	Directors’ and officers’ insurance
73	Shareholder proposals
73	Availability of documents
74	Directors’ approval
75	Schedule “A” – Statement of Corporate Governance
89	Schedule “B” – Comparator Group
90	Schedule “C” – Director Independence
94	Schedule “D” – Full text of advance notice by- law
98	Schedule “E” – Proposed amendment to the articles of the corporation

CANADIAN PACIFIC

March 17, 2015

DEAR FELLOW SHAREHOLDER,

It is my pleasure to invite you to the annual and special meeting of shareholders of Canadian Pacific Railway Limited, to be held at the Westin Calgary, Britannia-Belaire Room, 320 – 4th Avenue S.W., Calgary, Alberta on Thursday, May 14, 2015 at 9:00 am local time.

2014 was an exceptional year for Canadian Pacific, presenting many moments of both challenge and reward. Your Board of Directors was very pleased with the Corporation’s performance and is encouraged by the positive response of our stakeholders. In all decisions we will continue to be guided by our foundations to ensure we deliver the value and results consistent with a railway industry leader.

As a shareholder of Canadian Pacific, you have the right to participate and vote your shares on all items of business during the annual meeting. This management proxy circular describes the business to be conducted at the meeting and provides background and information detailing our philosophies and policies, including Canadian Pacific’s approach to executive compensation and corporate governance.

We hope that you will review this circular in advance of the meeting. Even if you are not able to attend the meeting in person, we encourage you to exercise your right to vote. Further information on common questions may be found in the section of the circular titled “Questions and Answers about Voting and Proxies”.

In addition to the ordinary business of the annual meeting, two special items will be proposed to shareholders, with respect to the confirmation of CP’s advance notice by-law, and regarding an amendment to the articles of the Corporation. Upon conclusion of the formal meeting, Hunter Harrison our CEO and Keith Creel our President and COO will be available to take questions relating to Canadian Pacific’s operations.

On behalf of the Board and management of Canadian Pacific, we look forward to welcoming you to this year’s annual shareholders meeting.

Sincerely,

/s/ Gary F. Colter

Gary F. Colter

Chairman of the Board

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

You are invited to the annual and special meeting of shareholders (the “Meeting”) of Canadian Pacific Railway Limited (“Canadian Pacific”).

The Meeting will be held at The Westin Calgary, Britannia-Belaire Ballroom, 320 – 4th Avenue S.W., Calgary, Alberta T2P 2S6, at 9:00 a.m. (Mountain Daylight Time) on Thursday, May 14, 2015.

The Meeting will cover:

1)	receipt of the audited consolidated financial statements for the year ended December 31, 2014;
2)	appointment of auditors;
3)	a non-binding advisory vote on Canadian Pacific’s approach to executive compensation;
4)	election of directors;
5)	consideration of and, if deemed appropriate, passing, with or without variation, an ordinary resolution, the full text of which is reproduced on page 8 of the Management Proxy Circular, confirming By-law No. 2 of the Company, adopting advance notice requirements for nominations of directors by shareholders (the “Advance Notice By-Law”);
6)	consideration of and, if deemed appropriate, passing, with or without variation, a special resolution, the full text of which is reproduced on page 8 of the Management Proxy Circular approving amendments to the Articles of Canadian Pacific to authorize Canadian Pacific to hold shareholder meetings in Canada and the United States; and
7)	consideration of other business as may properly come before the Meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on March 17, 2015 will be entitled to vote at the Meeting and are encouraged to participate either in person or by proxy.

/s/ Paul A. Guthrie

Paul A. Guthrie

Corporate Secretary

March 17, 2015

Calgary, Alberta

CANADIAN PACIFIC

SUMMARY

SHAREHOLDER VOTING MATTERS

Voting matter	Board Vote Recommendation	For more information see page
Appointing Deloitte LLP as auditors	For	6
Advisory vote on executive compensation	For	6
Election of 13 directors	For each nominee	7
Confirming adoption of advance notice By-Law	For	7
Amendment to Articles authorizing Canadian Pacific to hold shareholder meetings in certain locations outside of Canada	For	8

OUR DIRECTOR NOMINEES

You will be electing a Board of 13 members. Each director is elected annually and individually and must meet our majority voting guidelines. Detailed information about each director’s background, qualification experience and areas of expertise can be found in the section entitled “Director Nominee Profiles”.

Name	Age	Director since	Position	Indep- endent	Committee memberships	Board and committee attendance 2014	Other current public boards
W.A. Ackman	48	May 17, 2012	CEO, Pershing Square Capital Management, L.P.	YES	Governance Finance	94%	1
J. Baird	45	N/A	Former Member of Parliament of Canada	YES	N/A	N/A	–
G.F. Colter	69	May 17, 2012	President, CRS Inc.	YES	Board (Chair)	100%	3
I. Courville	52	May 1, 2013	Chair of the Board of the Laurentian Bank of Canada	YES	Audit (Chair) SOE	100%	2
K.E. Creel	46	N/A	President and Chief Operating Officer	NO	N/A	N/A	–
E.H. Harrison	70	July 6, 2012	Chief Executive Officer	NO	SOE	91%	1
P.C. Hilal	48	May 17, 2012	Partner, Pershing Square Capital Management, L.P.	YES	Compensation (Chair) Finance	100%	–
K.T. Hoeg	65	May 11, 2007	Corporate Director	YES	Governance (Chair) Compensation	100%	2
R. MacDonald	61	May 17, 2012	Executive Chair, Just Energy Group Inc.	YES	Governance Compensation	100%	1
A.R. Melman	67	May 17, 2012	President and Chief Executive Officer, Acasta Capital	YES	Finance SOE	100%	–
L.J. Morgan	62	May 5, 2006	Partner, Nossaman LLP	YES	Audit SOE	100%	–
A.F. Reardon	69	May 1, 2013	Retired Chairman and Chief Executive Officer, TTX	YES	Finance (Chair) Audit Compensation	88%	1
S.C. Tobias	70	May 17, 2012	Former Vice Chairman and Chief Operating Officer, Norfolk Southern Corporation	YES	Compensation SOE (Chair)	100%	1

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Best Practices

•	Share ownership requirements for the top 85 senior management employees

•	No single-trigger change in control benefits

•	Anti-hedging policy on equity

•	Clawback policy for senior executive compensation and stock option plan

•	Caps on annual bonus payouts and performance share units payouts

•	Vesting criteria for performance share units fully aligned to long-term strategic plan

•	Equity hold period for CEO

CORPORATE GOVERNANCE

CP is committed to high standards of corporate governance. Several of our key governance strengths and actions are noted in the table below.

BOARD AND OTHER GOVERNANCE INFORMATION AS OF MARCH 17, 2015

Size of Board	12
Number of Independent Directors	11
Average Age of Directors	62
Percentage of Female Directors	33%
Annual Election of Directors	Yes
Directors Elected Individually (rather than slate voting)	Yes
Majority Voting Guidelines for Directors	Yes
Separate Chair & CEO	Yes
Board Interlocks Guidelines	Yes
Share Ownership Guidelines for Directors and Executives	Yes
Board Orientation/Education Program	Yes
Number of Board Meetings Held in 2014	6
Code of Business Conduct and Ethics Program	Yes
Annual Advisory Vote on Executive Compensation	Yes
Formal Board Evaluation Process	Yes
Dual-Class Shares	No
Average Director Tenure	3.5 yrs

EXECUTIVE COMPENSATION

Philosophy and Compensation Components

Canadian Pacific is focused on a pay-for-performance approach for all non-union employees including our executives. In order to attract and retain top talent as well as to align the goals of the Company with employees, the Company offers a competitive compensation package.

•	Base Salary: positioned at the median of our comparator group, rewards the scope of a position

•	Annual Incentive: positioned to the median of our comparator group, encourages strong performance against yearly objectives

•	Long-Term Incentive: positioned at the median of our primary comparator group and 75th percentile of the secondary comparator group, aligns long-term interests

The mix of options and PSUs awarded under the long-term incentive plan drives multiple objectives. The vesting of performance share units depends on the achievement of targets and the realization of our strategic plan while stock options align the interests of management with the interests of shareholders in the creation of long term shareholder value.

CANADIAN PACIFIC

GENERAL INFORMATION

We are sending you this Management Proxy Circular (the “Circular”) to solicit proxies by the management of Canadian Pacific to be used at the annual and special meeting (the “Meeting”) of shareholders of Canadian Pacific to be held on May 14, 2015.

In this document “you” and “your” refer to the shareholders of Canadian Pacific; and “CP”, “Canadian Pacific”, the “Corporation”, the “Company” or “we”, “us” and “our” refer to Canadian Pacific Railway Limited and, where applicable, its subsidiaries; and the “Board of Directors” or the “Board” refer to the board of directors of Canadian Pacific. Unless otherwise noted, the information contained in this Circular is given as of March 17, 2015 and all dollar amounts used in this document are shown in Canadian dollars. Payments made in 2014 in United States dollars (“US$”) were converted into Canadian dollars using the Bank of Canada average exchange rate for 2014 of 1.1045 Canadian dollars per United States dollar.

The Meeting will be held at

The Westin Calgary,

Britannia-Belaire Ballroom,

320 – 4th Avenue S.W.,

Calgary, Alberta T2P 2S6,

at 9:00 a.m. (Mountain Daylight Time)

on Thursday, May 14, 2015

Forward-Looking Information

This Circular contains certain forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

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BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

The audited consolidated financial statements of Canadian Pacific for the year ended December 31, 2014, and the report of the auditors, will be placed before the shareholders at the Meeting. These audited consolidated financial statements form part of the Annual Report of Canadian Pacific, which was mailed to registered shareholders and to all non-registered shareholders who requested it. Additional copies of the Annual Report may be obtained from the Corporate Secretary of Canadian Pacific upon request. The Annual Report is also available online at www.cpr.ca or www.sedar.com.

2. APPOINTMENT OF AUDITORS

At Canadian Pacific’s annual meeting of shareholders held on May 1, 2014, Deloitte LLP was appointed as Canadian Pacific’s auditors. Deloitte was first appointed on May 12, 2011. For information on fees paid to Deloitte LLP for the year ended December 31, 2014, refer to “Schedule “A” Audit Committee Disclosure – Audit and Non-Audit Fees and Services, 2014 & 2013”. In order to be approved, the appointment of Deloitte LLP as the Corporation’s auditors requires an affirmative vote of the majority of the votes cast at the Meeting.

The Board of Directors recommends that Deloitte LLP be appointed as Canadian Pacific’s auditors until the close of the next annual meeting of shareholders. Unless otherwise instructed, the persons designated in the form of proxy or the voting instruction form, intend to vote FOR the appointment of Deloitte LLP as auditors of Canadian Pacific to hold office until the next annual meeting of shareholders at remuneration to be fixed by the Board of Directors.

3. ADVISORY VOTE ON EXECUTIVE COMPENSATION

Canadian Pacific is committed to providing shareholders with clear, comprehensive and transparent disclosure on executive compensation. For information on Canadian Pacific’s executive compensation, refer to “2014 Executive Compensation – Letter to Shareholders” and “Compensation Discussion and Analysis”. In order to receive feedback from shareholders on this matter, we are providing shareholders with our fifth annual non-binding advisory vote on our approach to executive compensation, commonly known as “Say on Pay”. The Say on Pay resolution we are proposing to our shareholders is the form recommended by the Canadian Coalition for Good Governance.

The Management Resources and Compensation Committee has spent considerable time and effort recruiting top level talent and developing our executive compensation program to fit extraordinary circumstances. The Board of Directors believes that the executive compensation program which has been implemented achieves the goal of maximizing long-term shareholder value while attracting, motivating and retaining world-class talent. We recognize that the proper structure of executive compensation is critical to both managing risk and appropriately incentivizing management. We have been successful in recruiting individuals with unique and demonstrated abilities to improve railway performance and shareholders have enjoyed extraordinary results. We believe that our approach to executive compensation is fair and balanced, and creates incentives well-aligned with shareholders’ interests over the long term. CP’s management regularly meet and engage with CP’s shareholders and, during 2014, met with shareholders representing approximately 80% of our outstanding shares. None of these shareholders raised executive compensation as a current concern regarding the Company. In addition, the Chairman of the Board of Directors, the Chair of the Management Resources and Compensation Committee and management representatives met with proxy advisory firm Glass Lewis in late 2014 to better understand its pay for performance evaluation methodology.

As this is an advisory vote, the results will again not be binding upon the Board. However, in considering the Corporation’s approach to compensation, the Board will take into account the results of this vote, together with other shareholder feedback and best practices in compensation and governance.

CANADIAN PACIFIC

The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or the voting instruction form intend to vote FOR the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Circular delivered in advance of the 2015 annual meeting of shareholders.”

4. ELECTION OF DIRECTORS

Directors are elected annually by shareholders, each to hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed. Between shareholder meetings, the Board may appoint additional directors.

Our governing documents provide that our Board of Directors shall consist of a minimum of five and a maximum of 20 directors. The Corporate Governance and Nominating Committee (the “Governance Committee”), with the assistance of an external search consultant if necessary, identifies and recommends to the Board the proposed nominees for appointment or election at each annual meeting of shareholders consistent with criteria approved by the Board.

CP is committed to Board diversity. In determining qualified nominees for election as directors of CP, the Governance Committee takes into account diversity considerations such as gender, age, cultural heritage and regional representation of candidates in order to ensure that the Board reflects the gender, age, cultural and geographic representation of the regions in which CP operates.

Pursuant to a resolution of the Board of Directors, 13 persons are to be elected as directors at the Meeting, each to hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The appointees named in the proxy are officers of CP who intend to vote at the Meeting FOR the election of the nominees whose names are set out below, unless specifically instructed on the proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the proxy will have the right to use their discretion in voting for such other properly qualified nominees. The persons named in the section “Nominees for Election to the Board” (the “Nominees”) will be presented for election at the Meeting.

The Board recommends that you vote FOR each of the Nominees. Unless otherwise instructed, the persons designated in the form of proxy and the voting instruction form intend to vote FOR the election of the Nominees. If, prior to the Meeting, any of the Nominees becomes unable or unwilling to serve, the persons designated in the form of proxy or voting instruction form will have the right to use their discretion in voting for such other properly qualified nominees.

5. ADVANCE NOTICE BY-LAW

On December 16, 2014, the Board approved the adoption of the Advance Notice By-Law to establish a framework for advance notice of nominations of directors by the shareholders of CP. Among other things, the Advance Notice By-Law fixes deadlines by which shareholders must submit a notice of director nominations to CP prior to any annual or special meeting of shareholders where directors are to be elected and sets out the information that a shareholder must include in the notice.

More specifically, the Advance Notice By-Law requires that advance notice be provided to the Corporation in circumstances where nominations of persons for election as a director of Canadian Pacific are made by shareholders other than pursuant to (i) a shareholder proposal made in accordance with the provisions of the Canada Business Corporation Act (“CBCA”); or (ii) a requisition of the shareholders made in accordance with the provisions of the CBCA.

The purpose of the Advance Notice By-Law is to ensure that an orderly nomination process is observed and that shareholders can make a well-informed voting decision about director nominees. The full text of the Advance Notice By-law is set forth in Schedule “D” to this Circular.

Although the Advance Notice By-Law went into effect on March 13, 2015, shareholders must confirm the Advance Notice By-Law at the Meeting. If shareholders do not approve the ordinary resolution confirming the adoption of the Advance Notice By-Law, it will no longer be valid.

2015 MANAGEMENT PROXY CIRCULAR                7

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to approve, a resolution in the form set out below (the “Advance Notice By-Law Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming the adoption of the Advance Notice By-Law. In order to be passed, the Advance Notice By-Law Resolution must be passed by an affirmative vote of the majority of the votes cast at the Meeting.

The Board recommends that you vote FOR the adoption of the Advance Notice By-Law Resolution. Unless otherwise instructed, the persons designated in the form of proxy and the voting instruction form intend to vote FOR the adoption of the Advance Notice By-Law Resolution.

The text of the Advance Notice By-Law Resolution to be submitted to shareholders at the Meeting is set forth below:

“RESOLVED THAT By-law No. 2 of the Company, as set forth in the Circular of the Corporation dated March 17, 2015, is hereby confirmed without amendment and any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

6. LOCATION OF SHAREHOLDER MEETINGS

Canadian Pacific is a transcontinental railway in Canada and the United States with a large shareholder base in each of these countries. Currently, the provisions of the CBCA limit CP from holding shareholder meetings outside of Canada. In order to reflect the nature of CP’s business and to accommodate the large number of shareholders in the United States, CP is proposing to amend its Articles in order to authorize the holding of meetings of shareholders at such place within Canada or the United States of America as the directors may from time to time determine, including, but not limited to, Chicago, Illinois, Minneapolis, Minnesota, Saint Paul, Minnesota and New York, New York.

Section 132 of the CBCA provides that a meeting of shareholders of a corporation may be held at a place outside Canada if the place is specified in the articles of the corporation. Currently CP’s Articles do not provide for shareholder meetings to be held outside of Canada. Section 173 of the CBCA permits, by special resolution of the shareholders, an addition to the articles of any provision that is permitted by the CBCA to be set out in the articles.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to approve, a special resolution in the form set out below (the “Meeting Location Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing CP to amend its Articles to authorize shareholder meetings held in Canada or the U.S. In order to be passed, the Meeting Location Resolution must be passed by an affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting.

The Board recommends that you vote FOR the adoption of the Meeting Location Resolution. Unless otherwise instructed, the persons designated in the form of proxy and the voting instruction form intend to vote FOR the adoption of the Meeting Location Resolution.

The text of the Meeting Location Resolution to be submitted to shareholders at the Meeting is set forth below:

‘‘RESOLVED AS A SPECIAL RESOLUTION:

1.	THAT the articles of the Corporation be amended to permit meetings of the shareholders of the Corporation to be held at such place within Canada or the United States of America as the directors may from time to time determine, including, but not limited to Chicago, Illinois, Minneapolis, Minnesota, Saint Paul, Minnesota and New York, New York;

2.	THAT any director or officer of the Corporation be, and each of them is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Director under the CBCA and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

CANADIAN PACIFIC

3.	THAT notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may, in their sole discretion, revoke this special resolution in whole or in part at any time prior to the issuance by the Director under the CBCA of a certificate of amendment of articles without further notice to, or approval of, the shareholders of the Corporation; and

4.	THAT any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to these resolutions.’’

Articles of Amendment setting out the proposed amendment relating to shareholder meeting locations are attached to this Circular as Schedule “E”.

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QUESTIONS AND ANSWERS

ABOUT VOTING AND PROXIES

Please carefully read this section, as it contains important information regarding how to vote your common shares of the Corporation (“Shares”). Canadian Pacific has sent or caused to be sent forms of proxy to the Corporation’s registered shareholders and voting instruction forms and, in some cases, forms of proxy, to the Corporation’s non-registered shareholders.

What is the purpose of the Meeting?

At the Meeting, you will be asked to vote on the following matters:

•	the appointment of Deloitte LLP as the Corporation’s auditors;

•	in an advisory, non-binding capacity, the Corporation’s approach to executive compensation;

•	the election of directors;

•	the confirmation of the Advance Notice By-Law; and

•	the approval of the Meeting Location Resolution.

How does the Board recommend that I vote?

The Board recommends that you vote FOR the appointment of Deloitte LLP as the Corporation’s auditors, FOR the Corporation’s approach to executive compensation, FOR each of the Nominees, FOR the Advance Notice By-Law and FOR the Meeting Location Resolution. For more information on the Nominees, refer to “Nominees for Election to the Board”.

Where and when is the Meeting?

The Meeting will be held at The Westin Calgary, Britannia-Belaire Ballroom, 320 – 4th Avenue S.W., Calgary, Alberta T2P 2S6 at 9:00 a.m. (Mountain Daylight Time) on Thursday, May 14, 2015. For information regarding voting in person at the Meeting see “How do I vote if I am a REGISTERED shareholder?” or “How do I vote if I am a NON-REGISTERED shareholder?”.

How many Shares are outstanding and who are the Corporation’s Principal Shareholders?

As of March 17, 2015, there were 163,956,169 Shares issued and outstanding. Each Share carries one vote on each matter voted upon at the Meeting.

Based on publicly available information as at March 17, 2015, no person beneficially owned or controlled or directed or indirectly owned 10% or more of the outstanding Shares.

What vote is required to elect directors?

At the Meeting, 13 directors will be elected. The 13 Nominees receiving the highest number of FOR votes cast in person or by proxy at the Meeting will be elected to the Board.

What vote is required for the approval of the Advance Notice By-Law Resolution, and the Meeting Location Resolution?

The Advance Notice By-Law Resolution must be approved by an ordinary resolution of shareholders, consisting of a simple majority of the votes cast by those shareholders who voted on the resolution voting FOR the Advance Notice By-Law Resolution.

The Meeting Location Resolution must be approved by a special resolution of shareholders, consisting of a majority of two-thirds of the votes cast by those shareholders who voted on the resolution FOR the Meeting Location Resolution.

Who is entitled to vote at the Meeting?

The Board has fixed March 17, 2015 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the Notice of Annual Meeting of Shareholders (the “Notice”) and to vote at the Meeting or any adjournment or postponement thereof, either in person or by proxy. Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting. Each shareholder is entitled to one vote for each Share held.

Who is soliciting my proxy and how do I appoint a proxyholder?

Management of Canadian Pacific is soliciting your proxies in connection with this Circular and the Meeting. The cost of this solicitation will be borne by the Corporation. Proxies will be solicited by mail, in person, by telephone or by electronic communications. Canadian Pacific has retained Kingsdale Shareholder Services, (“Kingsdale”) located at the Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2 to assist with our communications with shareholders

CANADIAN PACIFIC

and solicitation of proxies. In connection with these services, Kingsdale will receive an initial fee of $60,000. In addition, Kingsdale will be reimbursed for disbursements and out-of-pocket expenses, as well as an additional $8 fee for each telephone call to or from Canadian Pacific shareholders and additional fees as determined by Canadian Pacific and Kingsdale.

Shareholders wishing to be represented by proxy at the Meeting must deposit a properly executed proxy with the Corporation or its agent, Computershare Investor Services Inc. (“Computershare”), or Kingsdale, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. All Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If I do not provide management with instructions in my proxy, how will my Shares be voted?

Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed form of proxy or voting instruction form, and who do not provide instructions concerning any matter identified in the Notice, will have the Shares represented by such form of proxy or voting instruction form voted FOR the appointment of Deloitte LLP as the Corporation’s auditors, FOR the Corporation’s approach to executive compensation, FOR the election of the Nominees, FOR the Advance Notice By-Law Resolution, and FOR the Meeting Location Resolution.

The enclosed form of proxy or voting instruction form to be used in connection with the Meeting also confers discretionary authority on the person or persons named to vote on any amendment or variation to the matters identified in the Notice and on any other matter properly coming before the Meeting. As of March 17, 2015, management is not aware of any such amendment, variation or other matter. If, however, any such amendment, variation or other matter properly comes before the Meeting, proxies will be voted at the discretion of the person or persons named on the enclosed form of proxy or voting instruction form.

How do I vote if I am a REGISTERED shareholder?

You are a registered shareholder if your name appears on your Share certificate. If this is the case, this Circular will be accompanied by a form of proxy. If you are a registered shareholder, there are two ways, listed below, that you can vote your Shares:

1) Voting by Proxy

You may appoint the management appointee or someone else that need not be a shareholder to vote for you as your proxyholder by using the enclosed form of proxy. A shareholder has the right to appoint a person or company other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, write the name of the person or company you would like to appoint in the space provided.

You may vote using any of the methods outlined on the form of proxy.

2) Voting in Person

As a registered shareholder, you may exercise your right to vote by attending and voting your Shares in person at the Meeting. Upon arriving at the Meeting, report to the desk of our registrar and transfer agent, Computershare, to sign in and revoke any proxy previously given. You do not need to complete or return your form of proxy if you intend to vote at the Meeting.

To be valid, a proxy must be signed by the shareholder or his or her attorney authorized in writing. There are several ways to submit your form of proxy which are indicated on the form of proxy. Carefully review your form of proxy for these instructions.

How do I vote if I am a NON-REGISTERED shareholder?

If your Shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered shareholder. If your Shares are listed in an account statement provided to you by your broker, those Shares will, in all likelihood, not be registered in your name.

2015 MANAGEMENT PROXY CIRCULAR                11

Such Shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting Shares for the broker’s client. Without specific instructions, U.S. brokers and their agents or nominees are prohibited from voting Shares for the broker’s client with respect to the non-binding advisory vote on the Corporation’s approach to executive compensation, the election of directors, confirmation of adoption of advance notice By-Law, and the amendment to Articles authorizing Canadian Pacific to hold shareholder meetings in certain locations outside of Canada, but may vote such Shares with respect to the appointment of Deloitte LLP.

If you are a non-registered shareholder, there are two ways, listed below, that you can vote your Shares:

1) Giving Your Voting Instructions

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received, from your nominee either (i) a voting instruction form for completion and execution by you, or (ii) a form of proxy for completion by you, executed by the nominee and restricted to the number of Shares owned by you. These procedures are to permit non-registered shareholders to direct the voting of the Shares that they beneficially own.

Each nominee has its own procedures which should be carefully followed by non-registered shareholders to ensure that their Shares are voted at the Meeting. Please contact your nominee for instructions in this regard. You may vote using any of the methods outlined on the voting instruction form or form of proxy.

2) Voting in Person

If you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form or form of proxy to appoint yourself as proxyholder and follow the instructions of your nominee.

Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare. Do not otherwise complete the voting instruction form or form of proxy sent to you as your vote will be taken and counted at the Meeting.

How will Shares held in the Corporation’s employee share purchase plan be voted?

Employees of the Corporation are eligible to participate in an employee share purchase plan (“ESPP”) under which they purchase Shares. Shares held by participants under the ESPP (“ESPP Participants”) are held in a custodial account until such time as the Shares held by ESPP Participants are withdrawn from the ESPP pursuant to its terms and conditions.

Voting rights attached to Shares held by ESPP Participants may be exercised through the use of a voting instruction form, which provides instructions regarding the voting of Shares held by ESPP Participants. ESPP Participants will have received this Circular together with the voting instruction form, or advice as to the availability of these documents electronically, from the Corporation’s registrar and transfer agent, Computershare.

Shares held by ESPP Participants will be voted in accordance with the instructions received from the employee.

If I change my mind, can I revoke or change my proxy once I have given it?

Yes. A shareholder may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific, 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, or with the Chairman of the Meeting on the day of the Meeting, or by an adjournment or postponement of the Meeting, or in any other manner permitted by law.

In addition to any other manner permitted by law, a shareholder may change a previously submitted proxy or voting instruction by submitting a new proxy or conveying new voting instructions by any of the means described under “How do I vote if I am a REGISTERED shareholder?” or “How do I vote if I am a NON-REGISTERED shareholder?”, as applicable. Non-registered shareholders must ensure that any change in voting instructions is

CANADIAN PACIFIC

communicated to the applicable nominee sufficiently in advance of the time of voting at the Meeting. Non-registered shareholders who have voted and who wish to change their voting instructions should contact their nominee promptly if assistance is required.

What is the latest time that I can submit my form of proxy or voting instruction form?

To be effective, your proxy must be received not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

The Corporation reminds shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

How will votes be tabulated?

Proxies will be counted and tabulated by the Corporation’s registrar and transfer agent, Computershare. Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.

Whom should I contact if I have questions?

If you have any questions about the information contained in this document or require assistance in completing your form of proxy or voting instruction form, please contact Kingsdale, located at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, or by telephone at North American Toll Free: 1-866-879-7649, Outside North America, Banks and Brokers Call Collect: 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

How may I contact the registrar and transfer agent?

You may contact Computershare, Canadian Pacific’s registrar and transfer agent, by telephone, Internet or mail, as follows: by telephone 1-877-4-CP-RAIL / 1-877-427-7245 (within Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern, or 1-514-982-7555 (international direct dial); by internet at www.investorcentre.com/cp, by mail addressed to Computershare, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1.

2015 MANAGEMENT PROXY CIRCULAR                13

NOMINEES FOR ELECTION TO THE BOARD

DIRECTOR NOMINEE PROFILES

The following tables provide information on the Nominees. Included in these tables is information relating to the Nominees’ current membership on committees of the CP Board of Directors, other public company directorships held in the past five years, and Board and committee meeting attendance in the twelve months ended December 31, 2014. The tables also show the present principal occupation and principal occupations held in the past five years, if different. In addition, the tables show securities of CP held as of March 17, 2015 by each of the Nominees, and whether they meet or exceed minimum shareholding requirements. Certain other personal information is also included.

William A. Ackman New York New York U.S.A. Age: 48 Director since May 17, 2012 Independent 2014 annual meeting votes in favour: 99.75%

Mr. Ackman is the founder and CEO of Pershing Square Capital Management, L.P. (“Pershing Square”), an investment adviser with over US$18 billion of assets under management. Pershing Square is a concentrated, research-intensive, fundamental value investor in the public markets.

Mr. Ackman is Chairman of the Board of The Howard Hughes Corporation, a trustee of the Pershing Square Foundation and a member of the Board of Dean’s Advisors of the Harvard Business School. In addition to his substantial public company board experience, Mr. Ackman’s investment and capital allocation experience in a wide array of businesses and assets, as well as his expertise in real estate, enable him to make a substantial contribution to the CP board.

Mr. Ackman holds an M.B.A. from Harvard Business School and a Bachelor of Arts magna cum laude from Harvard College.

Principal Occupations Held in Last Five Years

Founder, Chief Executive Officer, Pershing Square Capital Management, L.P.

	Overall attendance: 94%
	Meeting attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2012 – present
	Finance	6 of 7	86%	The Howard Hughes Corporation	2010 – present
	Governance	5 of 5	100%
				J.C. Penney Company, Inc.	2011 – 2013
				Justice Holdings Ltd.	2011 – 2012
				General Growth Properties Inc.	2009 – 2010
	Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	13,940,890(a)	0	0	Yes

CANADIAN PACIFIC

The Hon. John Baird, P.C. Ottawa Ontario Canada Age: 45 Director since N/A Independent

The Hon. John Baird most recently served as a Member of Parliament of Canada until his resignation on March 16, 2015. He was elected in the House of Commons in 2006 and was re-elected in 2008 and 2011. As a Member of Parliament he was the President of the Treasury Board, Minister of the Environment, Minister of Transport, Infrastructure and Communities, the Government House Leader and, most recently, the Minister of Foreign Affairs until February 3, 2015. Prior to being elected as a MP Mr. Baird was a Member of the Legislative Assembly of Ontario, during which time he served in a number of capacities including Minister of Community and Social Services, Minister Responsible for Children, Minister of Francophone Affairs, Deputy House Leader, Chief Government Whip, Minister of Energy and Government House Leader.

Mr. Baird holds an Honours Bachelor of Arts degree in political studies from Queen’s University. He was designated as a Privy Councillor in 2006.

Principal Occupations Held in Last Five Years

Member of Parliament of Canada. During the last five years Mr. Baird served as Minister of Transport, Infrastructure and Communities, Government House Leader and Minister of Foreign Affairs for the Government of Canada.

Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	0	N/A	N/A	To be fully met by May 2020

2015 MANAGEMENT PROXY CIRCULAR                15

Gary F. Colter Mississauga Ontario Canada Age: 69 Director since May 17, 2012 Independent 2014 annual meeting votes in favour: 99.81%

Mr. Colter has been the Chairman of the Board of Canadian Pacific Railway Limited and Canadian Pacific Railway Company since May 1, 2014. Mr. Colter is the President of CRS Inc., a corporate consulting company which he founded in 2002. He was with KPMG Canada, previously Peat Marwick, for 34 years where he held senior positions, including Vice Chairman of Financial Advisory Services, Managing Partner of KPMG Global Financial Advisory Services and Vice Chairman until 2002. Mr. Colter has been a director of Owens-Illinois Inc. since 2002 and is on the Governance and Compensation Committees. He is currently on the Board of CIBC where he sits on the Governance and Audit Committees. Since 2004, Mr. Colter has been on the Board of Core-Mark Holding Company Inc. where he sits on the Audit and Governance Committees. Mr. Colter is also on the Board of Revera Inc., a large private company.

He holds a B.A. (Hon) in Business Administration from the Ivey Business School of the University of Western Ontario, and is a Fellow Chartered Accountant.

Principal Occupations Held in Last Five Years

President, CRS Inc.

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2012 – present
	Audit	4 of 4(e)	100%	Core-Mark Holding Company, Inc.	2004 – present
	Finance	2 of 2(e)	100%	Canadian Imperial Bank of Commerce	2003 – present
				Owens Illinois Inc.	2002 – present

	Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	1,500	5,653	0	To be fully met by May 2017

CANADIAN PACIFIC

Isabelle Courville Rosemère Québec Canada Age: 52 Director since May 1, 2013 Independent 2014 annual meeting votes in favour: 99.84%

Ms. Courville is Chair of the Board of Directors of the Laurentian Bank of Canada. From 2007 to 2013, she was President of Hydro-Québec Distribution and Hydro-Québec TransÉnergie. Ms. Courville was active for 20 years in the Canadian telecommunications industry. She served as President of Bell Canada’s Enterprise Group and as President and Chief Executive Officer of Bell Nordiq Group.

Ms. Courville holds a Bachelor’s degree in Engineering Physics from the École Polytechnique de Montréal and a Bachelor’s degree in Civil Law from McGill University.

Principal Occupations Held in Last Five Years

Corporate Director; Chair, Laurentian Bank of Canada, President, Hydro-Québec Distribution; President, Hydro-Québec TransÉnergie

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2013 – present
	Audit (Chair)	9 of 9	100%	TVA Group	2013 – present
	SOE	5 of 5	100%	Laurentian Bank of Canada	2007 – present

				Miranda Technologies Inc.	2006 – 2012
	Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	900	2,790	0	To be fully met by May 2018

2015 MANAGEMENT PROXY CIRCULAR                17

Keith E. Creel Chicago Illinois U.S.A. Age: 46 Director since N/A Not Independent

Mr. Creel was appointed CP’s President and Chief Operating Officer in February 2013. He is responsible for the Operations and Marketing & Sales functions at the railway.

Prior to joining CP, Mr. Creel was Executive Vice President and Chief Operating Officer at Canadian National (CN). He held various positions at CN including executive Vice President, Operations, Senior Vice President Eastern Region, Senior Vice President Western Region, and Vice President of the Prairie Division.

Mr. Creel began his railroad career at Burlington Northern Railway in 1992 as an intermodal ramp manager in Birmingham, Alabama. He also spent part of his career at Grand Trunk Western Railroad as a superintendent and general manager and at Illinois Central Railroad as a trainmaster and director of corridor operations, prior to its merger with CN in 1999.

Mr. Creel obtained a Bachelor of Science in Marketing from Jacksonville State University. He also completed the Advanced Management Program at the Harvard Business School. Mr. Creel has a military background as a commissioned officer in the US Army, during which time he served in the Persian Gulf War in Saudi Arabia.

Mr. Creel was the 2014 recipient of the “Railroad Innovator Award,” from Progressive Railroading and RailTrends®, which award recognizes an individual’s outstanding achievement in the rail industry.

Principal Occupations Held in Last Five Years

President and Chief Operating Officer, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Executive Vice President and Chief Operating Officer, Canadian National Railway Company.

	Securities held as at March 17, 2015(d)
	Shares	DDSUs(c)	Options(c)	Meets or exceeds minimum shareholding requirements
	908	30,420	294,425	Yes

CANADIAN PACIFIC

E. Hunter Harrison(b) Wellington Florida U.S.A. Age: 70 Director since July 6, 2012 Not Independent 2014 annual meeting votes in favour: 99.85%

Mr. Harrison is the Chief Executive Officer of Canadian Pacific Railway Limited and Canadian Pacific Railway Company (“CPRC”). He joined CP in 2012. Mr. Harrison served as President and Chief Executive Officer at Canadian National Railway Company (CN) from 2003-2009 and as the Executive Vice President and Chief Operating Officer from 1998-2002. He served on CN’s Board of Directors for 10 years.

Prior to joining CN, Mr. Harrison was President and CEO at Illinois Central Corporation (IC), and Illinois Central Rail Road Company (ICRR) from 1993-1998, during which time he was also a member of the Board. Mr. Harrison held various positions throughout his time at IC and ICRR, including Vice President, COO and Senior VP of Operations.

Before his time at IC and ICRR in 1989, Mr. Harrison served as Burlington Northern’s Vice President of Transportation and Vice President of Service Design. Mr. Harrison has served as a director on several railway companies and industry associations, including The Belt Railway of Chicago, Wabash National Corporation, The American Association of Railroads, Terminal Railway, TTX Company, CN, IC, and ICRR.

Mr. Harrison was recently named 2015 Railroader of the Year by railroad industry trade journal Railway Age. This is the second time he has been so-honored; the first time was in 2002, when he was chief operating officer of the then-recently combined Canadian National/Illinois Central system. He was honored on March 10, 2015, at Chicago’s Union League Club.

Principal Occupations Held in Last Five Years

President and Chief Executive Officer, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Chairman of the Board, Dynegy Inc.; Interim President and Chief Executive Officer, Dynegy Inc.; President and Chief Executive Officer, Canadian National Railway Company.

	Overall attendance: 91%
	Meeting attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2012 – present
	SOE	4 of 5	80%	Foresight Energy LP	2014 – present

				Dynegy Inc.	2011 (Mar – Dec)
				Canadian National Railway Company	1999 – 2010
	Securities held as at March 17, 2015(d)
	Shares	DDSUs(c)	Options(c)	Meets or exceeds minimum shareholding requirements
	178,617	67,469	837,873	Yes

2015 MANAGEMENT PROXY CIRCULAR                19

Paul C. Hilal New York New York U.S.A Age: 48 Director since May 17, 2012 Independent 2014 annual meeting votes in favour: 98.20%

Mr. Hilal is a Partner at Pershing Square Capital Management, L.P., an investment adviser with over US$18 billion of assets under management. Pershing Square is a concentrated, research-intensive, fundamental value investor in the public markets. Mr. Hilal joined Pershing Square in 2006. From 2002 to 2005, he was the Managing Partner of Caliber Capital Management, an investment adviser. From 1998 to 2001, he ran the information technology sector investment program at Hilal Capital Management, also as an investment adviser. Before his investing career, Mr. Hilal worked as a Principal at Broadview Associates (1992-1997) as a mergers and acquisitions advisor.

From 1999 to 2000, Mr. Hilal served as the Chairman of the Board and Interim Chief Executive Officer of publicly traded Worldtalk Communications Corporation and served as a Director on the Board of Ceridian Corporation in 2007. Since 2012, Mr. Hilal has served as a director on the Board of The Grameen Foundation. Mr. Hilal has served as a trustee of the Supreme Court Historical Society since 2013.

Mr. Hilal received an A.B. degree in Biochemistry from Harvard College in 1988, a J.D. from Columbia University School of Law in 1992, and a Masters of Business Administration from Columbia University School of Business in 1992.

Principal Occupations Held in Last Five Years

Partner, Pershing Square Capital Management, L.P.

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2012 – present
	Compensation (Chair)	5 of 5	100%
	Finance	7 of 7	100%

	Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	0(a)	0	0	Yes

CANADIAN PACIFIC

Krystyna T. Hoeg Toronto Ontario Canada Age: 65 Director since May 11, 2007 Independent 2014 annual meeting votes in favour: 99.27%

Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. She occupied this position from October 1996 to February 2007. She joined the Allied Domecq group of companies in 1985 and held a number of senior financial positions with Hiram Walker & Sons Ltd., Hiram Walker – G&W Ltd., Allied Domecq Spirits and Wine and Hiram Walker and Sons Limited, lastly as Senior Vice President of Finance – the Americas.

Ms. Hoeg is currently a director of Imperial Oil Limited, Sun Life Financial Inc. as well as Revera Inc. and Samuel, Son & Co., Limited, both of which are private companies. She is a past director of Cineplex Galaxy Income Fund, Ganong Bros. Limited, and Shoppers Drug Mart Corporation. Currently, Ms. Hoeg is Vice Chair of the Board of the Toronto East General Hospital. She was a director of the Woodrow Wilson Center Canadian Institute (Advisory Council), Green Shield Canada and St. Michael’s Hospital Foundation, as well as the Business Advisory Council of United Nations Office for Project Services.

Ms. Hoeg is a CPA, Chartered Accountant (1982) and holds a Bachelor of Science from McMaster University, and a Bachelor of Commerce and a Masters of Science from the University of Windsor.

Principal Occupations Held in Last Five Years

Corporate Director; former President and Chief Executive Officer, Corby Distilleries Limited

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2007 – present
	Compensation	5 of 5	100%	Imperial Oil Limited	2008 – present
	Governance	5 of 5	100%	Sun Life Financial Inc.	2002 – present
	(Chair)
				Shoppers Drug Mart Corporation	2006 – 2014
				Cineplex Galaxy Income Fund	2006 – 2010
	Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	0	22,656	0	Yes

2015 MANAGEMENT PROXY CIRCULAR                21

Rebecca MacDonald North York Ontario Canada Age: 61 Director since May 17,2012 Independent 2014 annual meeting votes in favour: 99.63%

Ms. MacDonald is a founder and current Executive Chair of Just Energy Group Inc., a Toronto-based independent marketer of deregulated gas and electricity. Ms. MacDonald has been a director of Just Energy since 2001 and has held the position of Executive Chair since 2007. She served as President and Chief Executive Officer of Just Energy prior to becoming Executive Chair in 2007. In 1989, Ms. MacDonald founded Energy Marketing Inc., and in 1995 founded another company which aggregated customers within the U.K. natural gas deregulation.

Ms. MacDonald serves on the Board of The Next 36, is a member of the Board of Governors of the Royal Ontario Museum and a member of the Board of the Horatio Alger Association in both Canada and the United States. She founded the Rebecca MacDonald Centre for Arthritis and Autoimmune Disease at Mount Sinai Hospital in Toronto. She is Vice Chair of the Board of Directors of Mount Sinai Hospital.

Ms. MacDonald holds an honorary LLD degree from the University of Victoria.

Principal Occupations Held in Last Five Years

Founder, Executive Chair, Just Energy Group Inc.

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2012 – present
	Compensation	5 of 5	100%	Just Energy Group Inc.	2001 – present
	Governance	5 of 5	100%
	Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	3,900	5,096	0	Yes

CANADIAN PACIFIC

Dr. Anthony R. Melman Toronto Ontario Canada Age: 67 Director Since May 17, 2012 Independent 2014 annual meeting votes in favour: 99.88%

Dr. Melman is the President and CEO of Acasta Capital. Previously, Dr. Melman was a Managing Director and a Special Advisor, Strategic Acquisitions at Onex Corporation. Prior to joining Onex, he served as Senior Vice President of CIBC. Dr. Melman was Chair of The Baycrest Centre for Geriatric Care, from 2006 – 2011, and is presently Executive Chair of Baycrest Global Solutions. He was also Chair of Cogniciti Inc. Dr. Melman served as a director at the Ontario Lottery and Gaming Corporation, and a director of Celestica Inc., ProSource Inc. and the University of Toronto Asset Management Corporation.

Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of the Witwatersrand, an M.B.A. degree (Gold Medalist) from the University of Cape Town and a Ph.D. in Finance from the University of the Witwatersrand.

Principal Occupations Held in Last Five Years

President and Chief Executive Officer, Acasta Capital; Chairman and CEO of Nevele Inc.

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2012 – present
	Finance (Chair)	7 of 7	100%
	SOE	5 of 5	100%	Celestica Inc.	1996 – 2008
	Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	15,000	5,253	0	Yes

2015 MANAGEMENT PROXY CIRCULAR                23

Linda J. Morgan Bethesda Maryland U.S.A. Age: 62 Director since May 5, 2006 Independent 2014 annual meeting votes in favour: 99.48%

Ms. Morgan is a Partner at Nossaman LLP, a transportation law firm in the United States. Prior to joining Nossaman in 2011, she was a Partner at Covington & Burling LLP, a United States based international law firm. She serves on the Board of Visitors for the Georgetown University Law Centre and the Business Advisory Committee for Northwestern University’s Transportation Centre.

Ms. Morgan was previously Chairman of the United States Surface Transportation Board, the primary regulatory authority in the United States, and its predecessor the Interstate Commerce Commission from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation.

Ms. Morgan holds a Bachelor of Arts from Vassar College and a Juris Doctor Degree from the Georgetown University Law Centre. She is an alumna of the Harvard’s Program for Senior Managers in Government.

Principal Occupations Held in Last Five Years

Partner, Nossaman LLP; Of Counsel, Covington & Burling LLP; Partner, Covington & Burling LLP

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2006 – present
	Audit	9 of 9	100%
	SOE	5 of 5	100%
	Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	0	26,625	0	Yes

CANADIAN PACIFIC

Andrew F. Reardon Marco Island Florida U.S.A. Age: 69 Director since May 1, 2013 Independent 2014 annual meeting votes in favour: 99.72%

Mr. Reardon was an attorney at the law firm of Reardon & Chasar, LPA, which he co-founded in 2009 until he retired in December 2011. Prior to that, Mr. Reardon served as Chairman and Chief Executive Officer, and President and Chief Executive Officer from 2001 to 2008, and Vice President, Law and Human Resources from 1992 to 2000 of TTX Company, the leading railcar leasing company in North America. Previously, he was a Presidential Appointee to the Railroad Retirement Board and was the Senior Vice President, Law and Administration for Illinois Central Railroad. He is currently a director of Appvion Inc. where he serves on the Compensation Committee and chairs the Governance Committee.

Mr. Reardon was a Presidential Appointee confirmed by the US Senate from 1990-1992. He has also served on various railroad industry boards including TTX, Terminal Railroad Association of St. Louis, and the Peoria and Pekin Union Railway.

Mr. Reardon holds a Bachelor’s Degree from the University of Notre Dame, a Juris Doctor Degree from the University of Cincinnati and a Master’s Degree in Taxation from Washington University Law School. He served as an officer in the United States Navy from 1967 to 1971.

Principal Occupations Held in Last Five Years

Corporate Director; Attorney; Chairman and Chief Executive Officer, TTX Company, President and Chief Executive Officer, TTX Company

	Overall Attendance: 88%
	Meeting Attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2013 – present
	Audit	4 of 5	80%	Appvion Inc.	2007 – present
	Compensation	4 of 5	80%
	Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	4,031	2,896	0	Yes

2015 MANAGEMENT PROXY CIRCULAR                25

Stephen C. Tobias Garnett South Carolina U.S.A. Age: 70 Director since May 17, 2012 Independent 2014 annual meeting votes in favour: 99.53%

Mr. Tobias is the former Vice Chairman and COO of Norfolk Southern Corporation. He began his career with Norfolk and Western. Between 1989 and 1998, Mr. Tobias was Vice President of Transportation, Vice President Strategic Planning, Senior Vice President Operations, and Executive Vice President Operations before being named Vice Chairman and Chief Operating Officer in 1998.

He was on the Board of Directors of TTX Company, the Association of American Railroads (AAR); Transportation Technology Center, Inc.; and Norfolk Southern’s subsidiary Norfolk Southern Railway Company. He was also a member and Chairman of AAR’s Safety and Operations Management Committee and the AAR’s Security Committee. Mr. Tobias is currently a member of the board of directors of Plum Creek Timber Company, Inc. He is a former non-voting member of The Board of Visitors of The Citadel, The Military College of South Carolina, The Citadel Foundation (Chairman), and was a member of the Virginia Business Council. In 2008, Mr. Tobias was awarded Railway Age’s “Railroader of the Year” award.

Mr. Tobias was a Captain in the United States Army, and holds a B.A. from The Citadel, The Military College of South Carolina, and is a graduate of Harvard’s Advanced Management Program.

Principal Occupations Held in Last Five Years

Former Vice Chairman and Chief Operating Officer of Norfolk Southern Corporation; Interim Chief Executive Officer, Canadian Pacific Railway Limited; Vice Chairman and Chief Operating Officer, Norfolk Southern Corporation

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	6 of 6	100%	CPRC	2012 – present
	Compensation	5 of 5	100%	Plum Creek Timber Company, Inc.	2001 – present
	Governance	2 of 2	100%
	SOE (Chair)	5 of 5	100%
	Securities held as at March 17, 2015(d)
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	4,000	9,529	0	Yes

Notes:

a)	Messrs. Ackman and Hilal are each investors in funds managed by Pershing Square Capital Management, L.P. that holds 13,940,890 Shares of the Corporation. Accordingly each has an indirect interest in such Shares. In addition, Mr. Ackman, as the Managing Member of PS Management GP, LLC, exercised control over the voting and disposition of such Shares. Each of Messrs. Ackman and Hilal has certified to CP that the magnitude of his indirect interest in such Shares satisfies the Corporation’s minimum shareholder requirement.
b)	Mr. Harrison was a director of Dynegy Inc. (“Dynegy”) from March 9 to December 16, 2011 (Chairman from July 11 to December 16, 2011), as well as its Interim President and Chief Operating Officer from April 9 to July 11, 2011. On July 6, 2012, Dynegy filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code, such filing being primarily a technical step necessary to facilitate the restructuring of one or more Dynegy subsidiaries. Dynegy exited bankruptcy on October 1, 2012.
c)	Deferred share units were granted to Mr. Harrison and Mr. Creel pursuant to the Executive Deferred Share Unit Plan. Stock options granted to Mr. Harrison and Mr. Creel were granted pursuant to a stand-alone option agreement and pursuant to the Management Stock Option Incentive Plan.
d)	Securities held include shares beneficially owned or controlled or held directly or indirectly by each director.
e)	Mr. Colter attended all meetings of committees of which he was a member prior to his appointment as Chairman of the Board on May 1, 2014.
f)	Other than as disclosed herein, none of the Nominees is, or has been in the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in that capacity; or (ii) was subject to a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director or executive officer of any company that, while that proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

CANADIAN PACIFIC

BOARD TENURE

The following chart shows the tenure of the Corporation’s Board. The average tenure of CP’s Board is 3.5 years.

Board Tenure

as of March 17, 2015

DIRECTOR SKILLS MATRIX

The Governance Committee maintains and annually evaluates a matrix which summarizes the skills, experience, qualifications, and competencies identified as important for directors to provide effective oversight of the Corporation. The matrix below shows the areas of experience and expertise that the nominees have indicated that they bring to the Board.

Skills, Experience, Qualifications and Competencies	W. Ackman	J. Baird	G. Colter	K. Creel	I. Courville	E.H. Harrison	P. Hilal	K. Hoeg	R. MacDonald	A. Melman	L. Morgan	A. Reardon	S. Tobias
Accounting/Financial Literacy and Expertise - based on the definitions of financial literacy/expert for members of the Audit Committee under securities laws	✓		✓		✓	✓	✓	✓	✓	✓	✓	✓
Environment, Health and Safety - experience in oversight of environmental, health and safety matters, corporate responsibility or sustainable development		✓		✓	✓	✓					✓	✓	✓

Executive Compensation/Human Resources - experience in oversight of compensation design and decision-making; experience with talent management, leadership development, succession planning and executive recruitment

	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Transportation Industry Knowledge - experience in, or knowledge of, transportation industry including strategic context and business issues facing the transportation industry		✓	✓	✓		✓				✓	✓	✓	✓
Investment Management - experience in overseeing complex financial transactions, real estate, and investment management	✓		✓			✓	✓	✓		✓		✓
Governance - experience in, or understanding of, governance practices in a public company; experience leading a culture of accountability and transparency	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government/Regulatory Affairs and Legal - experience in government affairs, public policy, government relations, or law and compliance in complex regulatory regimes		✓		✓		✓	✓		✓	✓	✓	✓	✓
Risk Management - experience in, or understanding of, risk assessments and systems and mitigation measures to oversee the management of risk			✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Sales and Marketing - experience as a senior executive in a product, service or distribution company or experience in supply chain management				✓	✓	✓		✓	✓			✓	✓
Senior Executive Leadership - broad business experience as a senior executive or director of a public company or other major organization	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Strategic Oversight - experience driving strategic direction and leading growth	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓

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DIRECTORS OF OTHER REPORTING ISSUERS

All of the current directors are also directors of CPRC which is a reporting issuer and is registered with the United States Securities and Exchange Commission.

The following table sets out other public company directorships and committee appointments for all Nominees:

Director	Other reporting issuers of which the director is a director	Committee Memberships
W.A. Ackman	•The Howard Hughes Corporation	•Compensation Committee
G.F. Colter	•Canadian Imperial Bank of Commerce	•Audit Committee •Corporate Governance Committee (Chair)
	•Core-Mark Holding Company, Inc.	•Audit Committee •Governance Committee
	•Owens-Illinois Inc.	•Compensation Committee •Governance Committee(Chair)
I. Courville	•Laurentian Bank of Canada	•Audit Committee •Human Resources and Corporate Governance Committee
	•TVA Group	•Human Resources Committee
E.H. Harrison	•Foresight Energy LP	•Audit Committee
K.T. Hoeg	•Imperial Oil Limited	•Audit Committee •Nominations & Corporate Governance Committee •Executive Resources Committee (Chair) •Environment, Health & Safety Committee •Contributions Committee
	•Sun Life Financial Inc.	•Risk Review Committee •Management Resources Committee (Chair)
R. MacDonald	•Just Energy Group Inc.
A.F. Reardon	•Appvion Inc.	•Compensation Committee •Governance Committee (Chair)
S.C. Tobias	•Plum Creek Timber Company, Inc.	•Corporate Governance and Nominating Committee •Compensation Committee

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DIRECTOR ATTENDANCE

Regularly scheduled Board and committee meeting dates are established approximately two years in advance. Special meetings are also scheduled as needed and these meetings can be called on short notice. In 2014, the Board called one special meeting and the Finance Committee called one special meeting.

Directors are expected to attend all regularly scheduled Board meetings and meetings of committees on which they serve and to exercise best efforts to attend all special meetings. All directors are also invited to attend all of the regularly scheduled meetings of the committees. In 2014, the incumbent Nominees attended 98% of all Board and Committee meetings, as set forth below.

Prior to being elected as Chairman of the Board on May 1, 2014, Mr. Colter had been a member of the Audit and Finance Committees. In 2014, Mr. Colter attended 100% of the 19 committee meetings held subsequent to his election as Chairman. As Chairman he regularly attends committee meetings.

Board and committee meeting materials are typically provided to the directors in advance of meetings. If a director is unable to attend a meeting, the director provides his or her comments to the Chair, Chair of the committee or the Corporate Secretary in advance of the meeting, and the recipient will ensure those comments and views are considered at the meeting.

The following table is a summary of each incumbent Nominee’s attendance at Board and committee meetings in 2014:

Director	Board Meetings Attended	Committee Meetings Attended	Total Meetings Attended
W.A. Ackman	6 of 6	11 of 12	17 of 18	(94%)
G.F. Colter (Chair)	6 of 6	6 of 6	12 of 12	(100%)
I. Courville	6 of 6	14 of 14	20 of 20	(100%)
E.H. Harrison	6 of 6	4 of 5	10 of 11	(91%)
P.C. Hilal	6 of 6	12 of 12	18 of 18	(100%)
K.T. Hoeg	6 of 6	10 of 10	16 of 16	(100%)
R. MacDonald	6 of 6	10 of 10	16 of 16	(100%)
A.R. Melman	6 of 6	12 of 12	18 of 18	(100%)
L.J. Morgan	6 of 6	14 of 14	20 of 20	(100%)
A.F. Reardon	6 of 6	8 of 10	14 of 16	(88%)
S.C. Tobias	6 of 6	12 of 12	18 of 18	(100%)
Totals	66 of 66	113 of 117	179 of 183	(98%)

ADDITIONAL INFORMATION ABOUT CURRENT DIRECTORS NOT STANDING FOR ELECTION

Mr. Paul G. Haggis, an independent director who has served as a director since May 2012, will not be standing for re-election at the Meeting. Mr. Haggis is Chairman of the Alberta Enterprise Corporation, an investor in venture capital funds. Mr. Haggis served as Chairman of the Board of the Corporation from May 2012 to May 2014. Subsequent to May 2014, he was a member of the Corporation’s Audit Committee and a member of the Finance Committee. In 2014, Mr. Haggis attended 6 of 6 Board meetings, 5 of 5 Audit Committee meetings, and 4 of 5 Finance Committee meetings.

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DIRECTORS’ COMPENSATION

•	Director compensation is aligned with shareholder interests and compensates fairly based on market standards to attract and retain qualified directors

•	Director compensation is comprised entirely of an annual retainer in the form of deferred share units with a one-year post-retirement hold period. Directors who have met their share ownership requirement may elect to take 50% of their retainer in cash

PHILOSOPHY

Canadian Pacific’s directors’ compensation program shares the same objectives as the Corporation’s executive compensation program, namely to: (i) attract and retain skilled director talent; and (ii) create alignment with shareholder interests. The compensation elements used to achieve these objectives consist of annual retainers, share ownership requirements and director deferred share units (“DDSUs”) granted under the Directors’ Deferred Share Unit Plan (the “DDSU Plan”). These elements are described in further detail below.

Messrs. Ackman and Hilal have elected not to receive any retainer or fees, or any initial, annual or quarterly DDSUs, in connection with their service on the Board or any committees.

Directors who are also employees of CP do not receive any compensation for Board or committee service.

DIRECTORS 2014 COMPENSATION

The Corporate Governance and Nominating Committee reviews directors’ compensation on an annual basis after considering the advice of an independent compensation consultant, taking into account such factors as the time commitment, compensation provided by comparable companies, and responsibilities of directors.

The comparator group used to establish competitive pay practices for directors’ compensation is the same peer group as used for executives set out in Schedule “B”.

Starting July 1, 2013, the Board adopted a flat fee structure for director compensation, comprised entirely of deferred share units with a one-year post-retirement hold period. The flat fee structure is simpler to administer and disclose, and aligns with the ongoing responsibilities of the Board of Directors. Attendance at meetings is an important component of the role of a director; however, CP’s Board provides continual oversight to the Company and a flat fee structure better compensates for this responsibility.

Item or Service	Annual Retainer
Board Chair Retainer	$395,000
Director Retainer	$235,000
Committee Chair Retainer	$30,000

In 2014, the Corporate Governance and Nominating Committee reviewed director compensation relative to the executive compensation comparator group used for executives set out in Schedule “B” with the Class I Railroads being used as a secondary reference. As a result of this review, the Corporate Governance and Nominating Committee made the following changes to director compensation effective October 1, 2014:

•	Total director compensation is increased by $35,000 to reflect the need to attract and retain North American directors and the additional time commitments required of CP directors

•	Committee Chair retainers are increased by $10,000 to reflect the significant additional work required of Chairs

•	The Board Chair retainer is increased by $45,000, which reflects the $35,000 general increase for all directors and the $10,000 increase for committee Chairs

•	Each director is required to receive 100% of compensation in DSUs until the director has met the share ownership requirements, after which 50% of compensation will be in DSUs and the director may elect to receive the balance in cash, DSUs or a combination

The change to allow directors to receive up to 50% of their retainer in cash once they have met their share ownership requirements was made because the Committee determined that deferring 100% of director compensation for directors’ entire tenure

CANADIAN PACIFIC

could negatively impact economic diversity on the Board. The policy, as changed, remains aligned with good governance practices.

The Corporate Governance and Nominating Committee has determined that director compensation will be reviewed every 2 to 3 years.

Directors are reimbursed for travel and out-of-pocket expenses related to the Board and committee meetings.

Directors’ Deferred Share Unit Plan

All directors will receive 100% of their annual retainer entirely in the form of DDSUs until they have met the share ownership requirements and at least 50% in DDSUs after that. A DDSU is a bookkeeping entry having the same value as one Share, paid after the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DDSUs earn dividends in the form of additional DDSUs at the same rate as dividends on Shares. DDSUs are subject to a one year post-retirement hold period. One year after the director leaves the Board, the director will receive a cash amount equal to the value of the DDSUs held by the director, based on the market value of the Shares at that time, minus applicable withholding taxes.

A director who has met the share ownership requirements may elect annually to receive up to 50% of his or her retainer in DDSUs. To participate in this aspect of the DDSU Plan, the director’s election must be received prior to the beginning of each calendar year. Only non-employee directors participate in the DDSU Plan.

Director Share Ownership Requirements

To enhance the alignment of directors’ interests with those of shareholders, non-employee directors are required to hold $1,175,000 in Shares/DDSUs within five years of their initial election or appointment to the Board. The Chairman of the Board is required to hold $1,975,000 in Shares/DDSUs within five years of the Chair’s initial appointment. These amounts represent five times their respective annual retainers. This multiple was increased from three to five times by the Board, effective October 26, 2012. The share ownership requirement may alternatively be satisfied through an indirect interest in Shares.

Directors’ Compensation Consultant

In discharging its mandate, the Governance Committee engaged Meridian Compensation Partners to provide expertise and advice on matters relating to director compensation. This included providing market compensation information and advice on appropriate comparator organizations, current market practice and best practices with regard to director compensation. The decisions made by the Governance Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by Meridian Compensation Partners.

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The following table sets out each incumbent Nominee’s equity ownership interest in the Corporation as at December 31, 2014 and 2013, the total value of Shares and DDSUs held, and the amount needed to meet the minimum share ownership requirement.

Director	Year	Number of Shares		Number of DDSUs	Total Number of Shares and DDSUs		Total At- Risk Value of Shares and DDSUs ($)		Multiple of Minimum Shareholding Requirement		Minimum Shareholding Requirement ($)	Value At Risk as a Multiple of Annual Retainers & Stock Based Comp	Has Achieved Minimum Shareholding Requirement
G.F. Colter	2014	1,500		5,197	6,697		1,498,454		0.76		1,975,000	4.81	No –
	2013	1,500		4,096	5,596		898,997						To be met by
	Change	0		1,101	1,101		599,456						May 2017
W.A. Ackman	2014		(a)	0		(a)		(a)		(a)	1,175,000	n/a	Yes	(a)
I. Courville	2014	900		2,486	3,386		757,618		0.64		1,175,000	3.37	No –
	2013	900		1,659	2,559		411,103						To be met by
	Change	0		827	827		346,515						May 2018
E.H. Harrison	2014	178,617		67,398	246,015		52,358,414		4.30		12,149,500	N/A	Yes
	2013	153,100		38,546	191,646		29,866,969
	Change	25,517		28,852	54,369		25,178,887
P.C. Hilal	2014		(a)	0		(a)		(a)		(a)	1,175,000	n/a	Yes	(a)
K.T. Hoeg	2014	0		22,322	22,322		4,994,548		4.25		1,175,000	21.60	Yes
	2013	0		21,307	21,307		3,422,970
	Change	0		1,015	1,015		1,571,578
R. MacDonald	2014	3,900		4,823	8,723		1,951,771		1.66		1,175,000	9.35	Yes
	2013	3,900		4,016	7,916		1,271,705
	Change	0		807	807		680,066
A.R. Melman	2014	15,000		4,946	19,946		4,462,918		3.80		1,175,000	19.30	Yes
	2013	15,000		4,061	19,061		3,062,150
	Change	0		885	885		1,400,768
L.J. Morgan	2014	0		26,275	26,275		5,879,031		5.00		1,175,000	28.16	Yes
	2013	0		25,230	25,230		4,053,200
	Change	0		1,045	1,045		1,825,831
A.F. Reardon	2014	4,031		2,585	6,616		1,480,330		1.26		1,175,000	7.09	Yes
	2013	2,575		1,720	4,295		689,992
	Change	1,456		865	2,321		790,338
S.C. Tobias	2014	4,000		9,167	13,167		2,946,116		2.51		1,175,000	12.74	Yes
	2013	4,000		8,167	12,167		1,954,629
	Change	0		1,000	1,000		991,487

Notes:

(a)	Messrs. Ackman and Hilal are each investors in funds managed by Pershing Square Capital Management, L.P. that holds 13,940,890 Shares of the Corporation. Accordingly each has an indirect interest in such Shares. In addition, Mr. Ackman, as the Managing Member of PS Management GP, LLC, exercised control over the voting and disposition of such Shares. Each of Messrs. Ackman and Hilal has certified to CP that the magnitude of his indirect interest in such Shares satisfies the Corporation’s minimum shareholding requirement.

Total dollar values determined by reference to the DDSUs owned by the directors and the closing price of Shares on the TSX on December 31, 2014 ($223.75) and December 31, 2013 ($160.65).

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Directors’ Compensation Table

The following table provides the total compensation received by non-employee directors who served at any time during 2014.

Name	Fees			Total Compensation ($)(a)	% of Total Compensation Taken in DDSUs
	Total Fees Earned ($)(a)	Amount of Fees in DDSUs ($)(a)	Amount of Fees in Cash ($)
G.F. Colter	311,387	311,387	0	311,387	100
W.A. Ackman(b)	0	0	0	0	0
I. Courville	224,602	224,602	0	224,602	100
P.G. Haggis	246,525	246,525	0	246,525	100
P.C. Hilal(b)	0	0	0	0	0
K. T. Hoeg	231,250	231,250	0	231,250	100
R.C. Kelly (former director)	81,441	81,441	0	81,441	100
R. MacDonald	208,750	208,750	0	208,750	100
A.R. Melman	231,250	231,250	0	231,250	100
L.J. Morgan	230,564	230,564	0	230,564	100
J. Prentice (former director)	77,473	77,473	0	77,473	100
A.F. Reardon	230,564	230,564	0	230,564	100
S.C. Tobias	255,416	255,416	0	255,416	100

Notes:

(a)	Payments made in U.S. dollars were converted into Canadian dollars using an average rate of exchange for 2014 of 1.1045 Canadian dollars per United States dollar.
(b)	Messrs. Ackman and Hilal have elected not to receive any retainer or fees, nor any initial, annual or quarterly DDSUs, in connection with their service on the Board or any committees.

The total compensation received by non-employee directors in 2014 was approximately $2,329,222. This amount includes the approximate dollar value of DDSUs credited to the directors’ respective DDSU accounts in 2014.

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BOARD AND COMMITTEES

The Board is responsible for the stewardship of the Corporation and for monitoring the actions of, and providing guidance and direction to management.

In fulfilling its mandate, the Board has established the following board committees: Audit (the “Audit Committee”), Corporate Governance and Nominating (the “Governance Committee”), Finance (the “Finance Committee”), Management Resources and Compensation (the “Compensation Committee”) and the Safety, Operations and Environment (the “SOE Committee”). The Board has approved the terms of reference for each of its committees and delegated responsibilities as set out in those mandates. Such terms of reference may be found at www.cpr.ca.

All members of the Audit Committee are “financially literate” as required by the New York Stock Exchange (“NYSE”) and the Canadian Securities Administrators (“CSA”). Ms. Courville, Mr. Haggis and Mr. Reardon have been determined to meet the Audit Committee financial expert criteria prescribed by the U.S. Securities and Exchange Commission (“SEC”).

All members of each Committee met Board approved independence standards for the applicable committee. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines are available at www.cpr.ca.

Every year the Board and each Committee reviews its terms of reference and evaluates whether it fulfills that mandate. Each Committee is satisfied that it has fulfilled all responsibilities under its terms of reference.

REPORT OF THE SAFETY, OPERATIONS AND ENVIRONMENT COMMITTEE

The SOE Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE	Responsible for providing oversight on health, safety, security and environmental issues and the operations of the Corporation. Reviews practices and procedures in light of changes to applicable legislation, regulatory requirements and industry standards.

HIGHLIGHTS MEMBERSHIP S.C. Tobias (Chair) I. Courville E.H. Harrison A.R. Melman L.J. Morgan

The SOE Committee, in accordance with its mandate, accomplished the following:

Oversight of Health, Safety, Security and Environmental Issues

•Reviewed and made recommendations on matters relating to the environment, safety, and occupational health

•Reviewed management’s efforts focused on prevention and mitigation of problems and incidents related to significant environmental, safety, and occupational health issues, and major hazard analysis

•Reviewed legislation and regulatory changes in Canada & U.S.

•Reviewed operational performance to ensure the continued alignment of the operational plans

•Reviewed specific programs and initiatives aimed at improving operational performance

•Reviewed key safety performance metrics

•Reviewed the 2014 Safety Plan and the 2014 Environmental Plan

•Reviewed operational plans and objectives included in the Corporation’s multi-year strategic plan

•Reviewed the operational plans and objectives contained within the annual budget

Risk Oversight

•Reviewed key issues and risks, opportunities and strategies with respect to health, safety, security and environmental issues

•Reviewed risks that relate to the development and implementation of Corporation’s operations

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REPORT OF THE AUDIT COMMITTEE

The Audit Committee is satisfied it has fulfilled all responsibilities under its Terms of Reference.

MANDATE	Responsible for fulfilling public company audit committee legal obligations and assisting the Board of Directors in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements, including the review of the annual and interim financial statements of the Corporation, the integrity and quality of the Corporation’s financial reporting and internal controls, the Corporation’s compliance with applicable legal and regulatory requirements, and the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors, and the performance of the Corporation’s internal audit function.

HIGHLIGHTS MEMBERSHIP I. Courville (Chair) P.G. Haggis L.J. Morgan A.F. Reardon

The Audit Committee, in accordance with its mandate, accomplished the following:

External Auditors

•    Obtained and reviewed the external auditors’ annual audit report of the year-end financial statements and reports describing all work performed, the outcome of the audit and a formal opinion on the financial statements of the Company

•  Received a report summarizing all required communications from the auditors to ensure that all applicable standards for communications with Audit Committees were complied with

•  Met with management, Internal Audit and the external auditors to review annual and interim financial statements, the related Management’s Discussion and Analysis (“MD&A”), and earnings releases prior to publication

•  Obtained assurance from the external auditors that the audit was conducted in a manner consistent with accepted audit standards

•  Reviewed with the Chief Legal Officer, the Corporation’s compliance with applicable legal and regulatory requirements

•  Reviewed external auditor’s compensation and recommended for Board approval

•  Reviewed external auditor’s internal quality control reports

•  Reviewed and accepted the independence of the external auditor

•  Reviewed and approved the external auditors’ annual audit plans

Internal Audit

•  Reviewed and approved internal auditors’ annual audit plan

•  Reviewed reports and recommendations relating to internal audit issues, and monitored management’s response to any issues identified

Internal Controls

•  Reviewed with management, the internal auditors and external auditors, the Corporation’s financial reporting processes and its internal controls

•  Established procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters

•  Reviewed with the internal auditors the adequacy of internal controls and procedures

Risk Oversight

•  Monitored material financial disclosure

•  Reviewed the Corporation’s program of insurance to mitigate risks

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REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Governance Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE	Responsible for monitoring and assessing the functioning of the Board and Committees, and for developing and implementing good corporate governance practices. Identifies individuals qualified to become Board Members and recommends to the Board the director nominees for the annual meetings of shareholders.

HIGHLIGHTS MEMBERSHIP K.T. Hoeg (Chair) W.A. Ackman R. MacDonald

The Governance Committee, in accordance with its mandate, accomplished the following:

Board Composition, Director Qualifications and Director Nominations

•  Reviewed the competencies and skills that the Board as a whole should possess

•  Reviewed the competencies, skills and other diverse qualities that the existing directors possess

•  Reviewed and recommended the adoption of the Advance Notice By-Law

Effectiveness of Board, Committees and Directors

•  Reviewed and evaluated the performance and effectiveness of the Board, its Committees, individual Directors, the Chairman of the Board implemented a comprehensive assessment process for directors

•  Retained external advisor for assessment of Board performance

•  Assessed the effectiveness of the working relationship and communications between the Board and management

•  Assessed the availability, relevance and timeliness of information required by the Board

•  Reviewed, and where applicable revised, the terms of reference of the Board and each Committee

•  Reviewed position descriptions for Board Chair, CEO and Committee Chairs

Corporate Governance

•  Reviewed and confirmed the corporate governance principles and guidelines for the Corporation

•  Reviewed corporate governance disclosures and monitored legal and regulatory requirements, as well as best practices

•  Reviewed and approved the adoption of advanced notice by-law

Directors Orientation and Education

•  Reviewed orientation and continuing education programs for directors

•  Approved annual director education program for 2015

Directors’ Compensation

•  Reviewed directors’ compensation. Revised the payment structure for the directors’ DSU grants and implemented mandatory exercise of DSUs one year after retirement

Risk Oversight

•  Monitored the Board’s oversight of enterprise risk management

•  Reviewed and reported to the Board on a process to determine in light of the risks and opportunities facing the Corporation what skills and personal qualities are required for new directors

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REPORT OF THE FINANCE COMMITTEE

The Finance Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE	Responsible for assisting the Board in fulfilling its responsibility to oversee the Corporation’s financial position, financing plans, programs and dividend policy; strategic options and opportunities for the Corporation, including acquisitions and divestitures. Oversight of the pension plans sponsored by the Corporation and its subsidiaries.

HIGHLIGHTS MEMBERSHIP A.F. Reardon (Chair effective February 19, 2015) W.A. Ackman P.G. Haggis P. Hilal A.R. Melman

The Finance Committee, in accordance with its mandate, accomplished the following:

Finance Matters

•    Oversaw the Corporation’s capital structure, cash flows and key financial ratios recommending the Corporation’s share repurchase program and normal course issuer bid

•  Reviewed the Corporation’s credit facilities, and compliance with financial covenants

•  Reviewed major financings, offering documents and financing plans and strategies, recommending the renewal of the Corporation’s commercial paper and supporting term debt and hedging programs

•  Reviewed the Corporation’s credit ratings and monitored the Corporation’s activities relating to credit rating agencies

•  Reviewed strategic options and opportunities for the Corporation, including the sale of a portion of the Delaware and Hudson Railroad

•  Reviewed the Corporation’s real estate portfolio

•  Reviewed the operating and capital budgets for the Corporation

Pension Matters

•  Exercised oversight responsibilities of pension matters

•  Appointed pension fund auditors

•  Received the annual audited pension fund financial statements and reviewed the auditors’ reports

•  Revised the Statement of Investment Policy

•  Selected new investment managers

Risk Oversight

•  Reviewed financial risks, including credit risk, commodity risk, M&A risk and interest rate risk. Reviewed risk assessment and risk management policies relative to financial risk that may impact the Corporation

•  Reviewed and made recommendations relating to the financial policies of the Corporation generally and management’s plans relating to Treasury operations

•  Oversaw financial risks and contingent exposure

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REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Compensation Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE	Responsible for fulfilling public company compensation legal obligations and assisting the Board with its responsibility relating to the appointment, compensation and reporting relationships of the Corporation’s executives. Reviews the Corporation’s compensation philosophy and programs, the adoption and amendment of incentive compensation plans, and retirement plans. Establishes the performance objectives and performance evaluations for senior officers. Reviews organizational health, and succession planning.

HIGHLIGHTS MEMBERSHIP P. Hilal (Chair) K.T. Hoeg R. MacDonald A.F. Reardon S.C. Tobias

The Compensation Committee, in accordance with its mandate, accomplished the following:

Succession Planning

•  Undertook succession planning for senior management positions in the Corporation, and reviewed processes to identify, develop and retain executive talent

•  Appointed persons as officers of the Corporation including a new Chief Risk Officer, Laird Pitz, Vice President and Treasurer, Darren Yaworsky, Vice President Marketing and Sales Energy and Merchandise, Thompson Browning, Vice President Strategic Planning, James Clements, Vice President Network Transportation, Mike Foran and Vice President Network Services, Jaqueline Coyle

Compensation Philosophy

•  Reviewed the compensation philosophy and programs of the Corporation generally and reviewed reports from independent advisors

•  Considered total compensation for named executives and those officers reporting to the CEO

•  Recommended long-term and short-term incentive plans and metrics for 2015

•  Approved awards under the short-term incentive plans for 2014

•  Reviewed executive share ownership guidelines and monitored compliance

•  Reviewed guidelines for adjustments under annual incentive plans

Chief Executive Officer Performance and Compensation

•  Established the performance objectives and the process for evaluating the performance of the CEO

•  Conducted performance evaluations of the CEO in accordance with the performance evaluation process

•  Reviewed and made recommendations to the independent directors of the Board on the level of compensation to be paid to the CEO

•  Reviewed and made recommendations to the independent directors of the Board on revisions to the CEO’s Employment Agreement

Risk Oversight

•  Reviewed Corporation’s compensation plans with the view towards not encouraging excessive or undue risk taking

•  Oversight of risk associated with the compensation philosophy and programs

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2014 EXECUTIVE COMPENSATION

40	Letter to shareholders
42	Statement of executive compensation
Management Resources and Compensation Committee
Principles and objectives of executive compensation program
Executive compensation consultants
44	Compensation discussion and analysis
Executive Summary
Named executive officers
Compensation framework for executive officers
2014 Short-term incentive results
2014 Long-term incentive grants and payments
Risk profile and risk management
45	Compensation elements for executive officers
47	2014 Compensation and performance
Base Salary
Short-term incentive plan
Long-term incentive compensation
50	Other key compensation policies of the company
Executive perquisites
Employee share purchase plan
Share ownership requirements
Hold policy for the CEO

Anti-hedging policy
Executive compensation clawback
Risk mitigation in compensation program
54	Performance Graph
56	Named executive officer compensation for 2014
CEO
Other named executive officers
63	Compensation details
65	Incentive plan awards
Incentive plan awards – Outstanding Share-based and option-based awards
Incentive plan awards – value vested or earned during the year
Options exercised during the financial year
66	Management stock option incentive plan
68	Pension plan benefits
Defined benefit table
Defined contribution table
Deferred compensation plans
70	Termination and change in control benefits
Change in control agreements
Compensation on termination of employment
Employment agreements –terminations without cause

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2014 EXECUTIVE COMPENSATION LETTER TO SHAREHOLDERS

To our Fellow Shareholders

In 2014 Canadian Pacific delivered the strongest full-year financial results in our railroad’s history. In addition to achieving significant records in revenue, operating income, and net income, the Company recorded an all-time low operating ratio of 64.7% for the year. These results all exceed the Company’s operational and financial goals, and advance CP toward an industry-leading position.

Marked by an intense cycle of winter weather that affected all transportation supply chains throughout North America, 2014’s sustained period of record cold temperature was a particular challenge for the rail industry as a whole. During this time of disruption, CP worked to provide the best possible service and distinguished itself through the continued safe delivery our customer’s goods. Under the leadership of CEO, Hunter Harrison and our President and COO, Keith Creel, this commitment to providing premium service is visible in all levels of the Company.

Above all, our success was achieved with solid safety performance in each community where we operate. As a Board we take pride in knowing that our management team believes in continuous safety improvement, and the Company continues to explore methods of enhancing current safe operating practices.

Substantial value for our shareholders was created in 2014, building on the extraordinary value creation of the prior two years:

•	Share price increased from $159.37 to $223.75 on the TSX in 2014;

•	We outperformed the S&P/TSX 60 by 28%; and

•	Our total shareholder return was at the 86th percentile of the S&P/TSX 60.

Building the CP team is an important and ongoing task on which the Board and the Management of the Company all focus. The Board is particularly pleased that our CEO, Hunter Harrison agreed to extend his contract by an additional year to June 30th, 2017. We have a succession plan with Mr. Creel, who, after Mr. Harrison, is regarded by many to be the best active rail operations executive in the business. We have increased our bench strength and have a robust succession and development program in place.

We focus on a balanced compensation program with reasonable base salary and annual and long-term incentives. The majority of executive compensation is at risk, linked to our strategy and with a long-term focus. Our pay is fully aligned with our performance, safety record, and with the creation of shareholder value as is illustrated by the chart on page 55 of this Circular. We pay particular attention to the possibility that misaligned incentives created by compensation plans could introduce unintended risk to our organization, and we are satisfied with our plan design.

We set aggressive targets in our Short-Term and Long-Term Incentive Plans. We assess the level of stretch in targets by reference to the results (amount and pace of improvement) achieved by the other Class I Railroads during similar transformation periods, and by reference to the performance of other Class I Railroads and our year-over-year improvement.

Identifying an appropriate, shareholder aligned compensation package for Mr. Harrison is challenging, given his unique and proven ability to drive transformational change in railroads. We designed a compensation package that closely aligns his compensation with the key drivers of our transformational strategy and with the best

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interests of our shareholders. We have a carefully balanced mix of long-and short-term goals and Mr. Harrison cannot access any of his long-term incentive compensation, other than 50% of his 2014 option grant, until 2017. This provides an incentive to build an organization that will sustain its success over the long term.

We would like to express our appreciation to the Board for its strategic support and ongoing commitment to the Company, and our management and employees for both their passion and excellence. 2014 has been a year in which Canadian Pacific has re-established itself as an industry leader in service and safety, and has delivered outstanding results for all shareholders.

Sincerely,

/s/ Paul Hilal Paul Hilal	/s/ Gary Colter Gary Colter
Chair of the Management Resources and Compensation Committee	Chairman of the Board

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STATEMENT OF EXECUTIVE COMPENSATION

MANAGEMENT RESOURCES AND COMPENSATION

COMMITTEE

Composition of the Management Resources and Compensation Committee

CP’s Management Resources and Compensation Committee (the “Committee”) comprises five independent directors: Paul Hilal (Chair), Krystyna Hoeg, Rebecca MacDonald, Andrew Reardon, and Stephen Tobias.

Each member of the Committee has education, skills and experience which are relevant to the performance of their responsibilities as a member of the Committee. The following skills and experience enable the Committee to make decisions on the suitability of CP’s compensation policies and practices:

* Paul Hilal (Chair) is a Partner at Pershing Square Capital Management, L.P., an investment advisor with approximately US$18 billion of assets under management. Mr. Hilal received an A.B. degree in Biochemistry from Harvard College in 1988, a J.D. from Columbia University in 1992, and a Masters of Business Administration from Columbia University School of Business in 1992. The Committee benefits from Mr. Hilal’s extensive experience assessing compensation and related issues from a shareholder’s perspective. His experience as a professional investor enables him to provide strong financial oversight to compensation policies and practices.

* Krystyna Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. As Chief Executive Officer, the Vice President of Human Resources reported directly to Ms. Hoeg providing her with direct experience overseeing executive compensation and other human resource matters. She has also served on the human resource committees of various other public companies including currently chairing the Executive Resources Committee at Imperial Oil Limited and the Management Resources Committee at Sun Life Financial Inc.

* Rebecca Macdonald is a founder and current Executive Chair of Just Energy Group Inc., a

Toronto-based independent marketer of deregulated gas and electricity. She served as President and Chief Executive Officer of Just Energy prior to becoming Executive Chair in 2007. As Chief Executive Officer, the head of the human resources department reported directly to her. Ms. Macdonald has strong succession planning experience including her development of candidates in preparation for her succession as Chief Executive Officer of Just Energy.

* Andrew Reardon is a thirty-two year veteran of the railroad industry, and is the former Chairman and Chief Executive Officer of TTX Company, the leading railcar leasing company in North America. Prior to his appointment as Chairman and CEO, Mr. Reardon served as the Vice President, Law and Human Resources of TTX Company from 1992 to 2000. Previously, he was a Presidential Appointee to the US Railroad Retirement Board. His railroad experience includes service as the Sr. Vice President Law and Administration at the Illinois Central Transportation Company. At both TTX and the Illinois Central, Mr. Reardon was responsible for all compensation practices and policies as well as all labour matters including direct involvement in union contract negotiations. Mr. Reardon has extensive experience in compensation policies and practices, discussion of compensation matters with investors, talent development, succession planning, executive recruitment and compensation, pension benefits and human resource management in the rail industry. Mr. Reardon is on the Compensation Committee of Appvion Inc. (formerly Appleton Papers Inc).

* Stephen Tobias is a forty-year veteran of the railroad industry and the former Vice Chairman and Chief Operations Officer of Norfolk Southern Corporation. Mr. Tobias has extensive experience in talent development, succession planning, and human resource and executive compensation policies and practices in the rail industry. He also brings strong oversight in labour matters. Mr. Tobias is a member of the Compensation Committee of Plum Creek Timber Company, Inc.

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Overall the Committee members possess human resource and compensation-related experience in the following areas of expertise:

•	Direct responsibility for executive compensation matters

•	Membership on Other HR Committees

•	Experience in compensation plan design and administration, compensation decision-making and understanding of the Board’s role in the oversight of these practices

•	Understanding the principles and practices related to leadership development, talent management, succession planning, employment contracts

•	Engagement with Investors and Investor Representatives on Compensation Issues

•	Oversight of Financial Analysis Related to Compensation Plan Design and Practices

•	Oversight of Labour Matters and a Unionized Workforce

•	Pension Benefit Oversight

•	Recruitment of Senior Executives

•	Oversight of Risk in Compensation Plan Design and Practice

PRINCIPLES AND OBJECTIVES OF EXECUTIVE COMPENSATION PROGRAM

CP’s executive compensation program is closely linked to the crucial metrics which will drive the achievement of the organization’s strategic plan and create shareholder value. We are creating a railroad-focused culture with compensation plans designed to align management compensation with shareholder interests. For executive officers, the majority of their pay is at risk and will be earned only through the successful execution of CP’s strategic plan.

The Committee is committed to a compensation program that drives short and long-term business performance, is competitive and encourages broad share ownership. Our executive compensation program is weighted towards pay-for-performance components that are integrated into a comprehensive executive compensation program; is aligned with shareholders’ interests; is competitive in attracting and retaining talent; and provides compensation to motivate sustained performance of executives and support the achievement of corporate and individual objectives.

Executive Compensation Consultants

The Committee and management retain separate independent executive compensation advisors.

Committee Advisors

In 2014 the Committee continued to engage Meridian Compensation Partners LLC (“Meridian”) as its independent compensation consultant. Meridian was originally retained by the Committee in 2012. Meridian has agreed not to perform any work for management. During 2014, the services performed by Meridian related to expertise and advice to the Committee on executive compensation and to the Governance Committee on director compensation. The Chair of the Committee approves all fees and work performed by Meridian. In addition, to ensure independence, management must receive pre-approval from the Committee for any executive compensation services provided by the Committee’s compensation consultant. Meridian’s fees were $228,455 for 2014 and $302,951 for 2013.

Management Advisors

In 2014, Management engaged Towers Watson to provide market data and survey results relating to executive compensation. Total fees paid in this regard were $71,407 for 2014 and $78,169 for 2013.

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COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Named Executive Officers

For 2014, the Named Executive Officers (NEOs) are: E. Hunter Harrison, Chief Executive Officer (“CEO”), Keith Creel, President and Chief Operating Officer (“COO”), Bart Demosky, Executive Vice President and Chief Financial Officer (“CFO”), Robert Johnson, Senior Vice President Operations Southern Region and Anthony Marquis, Senior Vice President Operations Eastern Region.

Compensation Framework for Executive Officers

CP maintains a comprehensive executive compensation program including base salary, short-term incentives, long-term incentives, pension benefits and executive perquisites. Decisions on level of pay for NEOs and all other executive officers reporting to the CEO are made by the Compensation Committee and are based on an executive compensation policy designed to position total direct compensation close to the 50th percentile of Class I Railroads with additional reference made to similar positions in a peer group which includes companies from one third to three times the asset size of CP. More information on our comparator group can be found on page 45.

2014 Short-term Incentive Results

The 2014 short-term incentive plan was based on three metrics: operating income, operating ratio and free cash flow. These measures were chosen because they support CP’s strategic plan. Overall, corporate performance for 2014 was exceptional, with financial results exceeding the exceptional performance standards for all three measures. Consequently, the Board of Directors approved a payout of 200% for the corporate component of the Plan. Further information on the 2014 short-term incentive plan can be found on page 48.

Each NEO has a target annual incentive based on corporate performance as well as individual performance. The Committee assessed the individual performance of the CEO and considered the CEO’s assessment of the individual performance of the NEOs. This individual performance assessment combined with corporate performance forms the basis for the level of annual incentive payouts for each executive provided in the Summary Compensation Table on page 63.

2014 Long-Term Incentive Grants

To support CP’s strategic plan and align the interests of management with the interests of shareholders, long-term incentives are comprised of 50% performance share units (“PSUs”) and 50% stock options (“Options”). To determine the appropriate value of long-term incentive grants provided to NEOs, based on our established comparator group, the Committee considered external market data together with factors including leadership and talent retention.

Summary of Risk Profile and Risk Management

The Compensation Committee oversees risk management related to executive compensation and considers the implications of the risks associated with CP’s compensation policies and practices. Broad-based short-term and long-term incentive plans as well as the executive compensation program are aligned with CP’s strategic plan and enterprise risk management practices. Our compensation programs, policies and practices operate to encourage the right behaviours, to reward performance and to align with long-term shareholder interests. Risks are mitigated through appropriate plan design, implementation of risk mitigating policies, and specific risk mitigation measures discussed on page 52.

Diversity

CP encourages the advancement of women and individuals with diverse back grounds at the Corporation through its employment equity program. CP has put in place an in depth Diversity and Employment Equity program pursuant to the Employment Equity Act (Canada) to remove workplace barriers at all levels that impede or prevent the inclusion of qualified individuals and minority groups, including women, from

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consideration for positions. CP believes that the Diversity and Employment Equity Program encourages the advancement and employment of women and that arbitrary targets are not in the best interests of CP in obtaining the highest caliber executives.

COMPENSATION ELEMENTS FOR EXECUTIVE OFFICERS

CP’s executive compensation program and policies are designed to provide a clear link between our long-term strategy, business plans, and executive compensation. We pay for performance and a significant portion of executive compensation is tied to meeting key corporate objectives that drive shareholder return. Plans are also designed to be competitive to attract and retain top talent.

Comparator Group

The Committee reviews the compensation of each NEO and other select senior officers upon appointment and on an annual basis. In determining compensation for the NEOs and other executive officers reporting to the CEO, the Committee considers a comparator group of the following Class I Railroads: BNSF Railway, Canadian National Railway Company, CSX Corporation, Kansas City Southern Railroad, Norfolk

Southern Corporation and Union Pacific Corporation. This comparator group reflects CP’s need to attract and retain experienced railroad executives. We have balanced this North American focus by continuing to use a secondary reference point to verify the alignment with general compensation trends and benchmark pay levels. This secondary reference group, reviewed by the Committee in 2014, is a group of capital intensive Canadian businesses ranging from one-third to three times the size of CP on an asset basis, with CP positioned close to the median of the group. The companies in this secondary reference group are listed on Schedule “B”.

Each element of compensation is targeted at the median of the primary comparator group. Salary and short-term incentives are targeted at the median of the secondary group. LTIP, which has challenging performance goals, is designed to target the 75th percentile of the secondary group, with total compensation targeted between the 50th and 75th percentiles. Actual pay received is highly dependent on performance, particularly share price performance. Throughout the annual executive compensation review process, the Committee receives advice from its independent compensation consultant.

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The following table summarizes the various elements of CP’s executive compensation program:

Compensation Element	Form	Design Summary and Performance Period	Risk Mitigating Elements	Alignment/Fit With Overall Compensation Objectives
Base Salary	Cash	Fixed pay with individual salary recommendations based on competitive assessment and economic outlook, leadership, retention, and succession considerations.	Provides an adequate fixed component of pay to ensure access to talented employees and is set taking into account external advisor and peer group analysis.	Attract and retain highly qualified leaders: benchmarking against the comparator group ensures base pay is competitive.
Annual performance period
Short-term Incentive Plan	Cash

Target awards are based on the executive’s level in the organization and are benchmarked to the 50th percentile of the comparator group; actual payouts are based on achievement of pre-determined corporate and individual objectives.

One year performance period.

Multiple performance metrics used with plan targets reviewed and approved annually based on detailed review of strategic plan. Payouts are capped with no guaranteed minimum payout.

Attract and retain highly qualified leaders through an opportunity to earn a market-competitive level of cash incentives, based on annual performance. Motivate high corporate and individual performance. Alignment of personal objectives with area of responsibility and role in realizing operating results.

Sustained alignment of executive and shareholder interests since the value of DSUs is directly related to share price and DSUs cannot be liquidated until six months after termination of employment.

Deferred Share Units (“DSUs”)

At the executive’s election, DSUs are awarded in lieu of cash payout of the short-term incentive to facilitate achievement of share ownership requirements. DSUs are held until termination of employment.

One Year Performance Period with DSUs required to be held until 6 months after retirement

Aligns management interests with shareholder value growth and contributes to retention of key talent.
Long-Term Incentive Plan	PSUs

Designed to target total long-term incentives at the median of the primary group and 75th percentile of the secondary comparator group.

PSUs are granted to Executive Officers as half of their LTIP value. They vest only upon achievement of predefined market and financial goals.

3 year performance period

Significant weighting towards long term incentive compensation with overlapping multi-year performance periods. Performance multiplier is capped with no minimum guaranteed payout.

Align executive and shareholder interests over the longer term: actual value realized depends on share price performance. Attract and retain highly qualified leaders by providing a competitive incentive opportunity.

Focus the leadership team on achieving challenging performance goals, with the value received driven by both share price improvement and company performance.

Focuses leadership on creating sustainable, long-term shareholder value

	Stock Options	Options are granted to Executive Officers as half of their LTIP value with the value based on the executive’s level in the organization. Vesting over 4 years with 10 year Option term.	Significant weighting towards long-term incentive compensation with overlapping multi-year vesting periods.
Pension	Defined Benefit and Defined Contribution pension plans	Pension benefit is based on pay and service and is designed to be market competitive. Non registered Plan limited to senior managers and executives.	Provide an appropriate risk management balance to an otherwise highly performance-focused pay package.	Attract and retain highly qualified leaders.

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2014 Compensation and Performance

Base Salary

The Committee reviews the base salaries of NEOs and officers reporting directly to the CEO at the time of hire and, on an ongoing basis in February each year. The Committee takes into consideration the individual’s leadership abilities, performance, responsibilities and experience as well as median comparator group practices, succession, retention considerations and economic outlook. Employees are required to set performance objectives annually.

Short-term Incentive Plan

Approximately 3,500 non-unionized employees are eligible to participate in CP’s Short Term Incentive Plan (“STIP”). This plan provides an opportunity for employees to earn an annual cash award based on the achievement of corporate targets and specific individual performance objectives. Employees are required to set performance objectives annually. Assessment of performance against objectives is conducted through performance review discussions mid-year and at year-end.

Minimum, target and maximum payouts, expressed as a percentage of base salary are established for the CEO, other NEOs, executives, senior managers and other management participants:

Level	Minimum Payout as Percentage of Base Salary (%)	Target Payout as Percentage of Base Salary (%)	Maximum Payout as Percentage of Base Salary (%)
CEO	0	150	300
Other NEOs	0	65 – 100	130 – 200
Other Executive Officers	0	50 – 65	100 – 130

Payouts received under the STIP depend upon the achievement of both corporate and individual objectives. The weighting of the corporate and individual components is dependent upon the employee’s level in the organization, with executives having a more significant portion of annual incentive based on corporate results. This design reflects CP’s view that short-term incentives should be tied to both overall corporate performance as well as those areas of its business that each employee influences directly. Weightings for the 2014 short-term incentive plan are as follows:

Level	Target Award as a percentage of base salary (%)	Corporate Component Weighting (%)	Individual Component Weighting (%)
CEO	150	75	25
Other NEOs	65 – 100	75	25
Other Executive Officers	50 – 65	75	25
Senior Managers	35 – 40	60	40
Remaining Participants	7.5 – 25	50	50

The Committee aligns performance goals directly with CP’s strategic plan, which is reviewed and approved by the Board of Directors. In setting STIP targets for the upcoming year, CP generally excludes items that are outside the normal business of the company and can impact the comparability of CP’s year-over-year financial performance.

The Committee also considers safety as part of its overall assessment of performance in determining incentive payouts. Safety is treated as an integral part of each employee’s responsibility in addition to forming part of the Operations teams’ individual objectives.

The individual component of the STIP is based on goals that reflect the strategic and operational priorities critical to each executive’s function. The executive’s rating for the individual component of the STIP may be zero or range from 50% to 200%. Any award payable under the individual component is subject to a minimum level of corporate performance, which is set annually by the Board. No award under the STIP Plan is paid unless this minimum corporate hurdle is achieved.

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Payouts under the STIP are a sum of the corporate and individual components calculated as follows:

The Board has discretion to adjust targets and payouts under the STIP. In 2013, the Committee adopted guidelines for the exercise of this discretion. Adjustments, both positive and negative, will be reviewed on an individual basis, using these guidelines, with the overriding rule being that the

Board assesses the effect that risk management, safety, financial results and other factors may have had on performance. The Committee may also approve in any individual instance, a downward adjustment on the corporate component of the Plan for any executive officer.

Actual payouts for all NEOs are reported in the Summary Compensation Table on page 63.

2014 Short-term Incentive Plan Performance

In 2014, corporate performance was assessed against measures approved by the Board of Directors in November of 2013 as follows:

			Performance Range
Company Measure		Weight	Threshold	Target	Exceptional
Operating Ratio	Operating expenses divided by total revenues	50%	69%	67%	66.3%
Operating Income ($M)	Revenues less expenses using US GAAP	25%	1,962	2,091	2,212
Free Cash Flow ($M)	Cash provided by operating activities less cash used in investing activities as shown on the Consolidated Statement of Cash-Flows and exclude costs of assets acquired under lease strategy	25%	700	762	908

Both operating income and operating ratio were set based on an assumed foreign exchange set at the beginning of the year. These rigorous measures were selected because they are appropriate for a capital intensive business and provide quantifiable metrics that focus on achieving growth in a cost efficient manner. Target levels for the 2014 short-term incentive plan were designed to drive significant improvements over actual results achieved in 2013 and align with CP’s strategic plan. In assessing the level of stretch in targets the Committee considered, among other things, the results (amount and pace of improvement) achieved on these metrics by the other Class I Railroads, during similar transformation periods to ensure that targets not only required significant improvement year over year, but reflect a very high level of improvement relative to the performance that the other Class I Railroads have been able to achieve.

In determining the performance level achieved for the STIP, the Committee may at its discretion, make adjustments to the company’s reported results to reflect unusual items. The Committee considered and approved each adjustment to the performance metrics. Specifically, the Committee approved the exclusion of a cash influx of $165M and net income of $8M relating to the Dakota, Minnesota and Eastern Railroad (DME) sale which was not included in the budget on which the targets were set. The Committee may also decrease payouts if CP

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achieves its financial and operational objectives at the expense of safety and minimizing environment impact. Taking these factors into consideration together with the overall financial results against short-term incentive plan targets, the Board of Directors, on the recommendation of the Committee, assessed the corporate performance as above exceptional performance on each metric. The overall corporate performance factor approved by the Board of Directors was 200% for operating income, 200% for operating ratio and 200% for free cash flow. This results in an overall corporate performance factor of 200%.

The following table shows the 2014 corporate performance objective and results achieved in 2014:

Measure	Target		Exceptional Target		2014 Actual Result		Performance Assessment
Operating Ratio	67%		66.3%		64.9%		Exceptional
Operating Income	$2,091	M	$2,212	M	$2,290	M	Exceptional
Free Cash Flow	$762	M	$ 908	M	$909	M	Exceptional

The individual component of the 2014 STIP Plan was based on personal objectives. The personal objectives for each NEO together with an assessment of each NEO’s performance, is provided on pages 56 to 62.

Long-Term Incentive

The Board of Directors and the Committee consider factors including executive retention, dilution impact, long-term value creation and executive stock ownership in setting long term incentive strategies. Long-term incentives currently consists 50% Stock Options and 50% Performance Share Units (PSUs) for NEOs, and other executives.

The annual grant of PSUs and Stock Options to NEOs and other eligible employees is reviewed and approved at a meeting of the Board of Directors on the recommendation of the Compensation Committee, on an annual basis. The Committee reviews individual performance, retention risk, and succession plans in light of CP’s compensation philosophy. Reference is also made to the value of long-term incentives granted by the comparator groups.

The performance period for PSUs is based on a three year cycle. Performance measures and targets are set by the Board of Directors at the beginning of each performance period. Performance measures are assessed independently and payouts may be made in respect of each measure if thresholds for that measure are met. If threshold measures are not met, no award is payable under the PSU Plan. If performance is exceptional, an award up to a maximum of 200% may be approved by the Board.

The Committee does not take into account previous executive grants when setting the individual awards, as long-term plans are contingent on future performance. At the CEO’s recommendation, the Board may approve adjustments to an executive’s actual grant level ranging from withholding a grant to making a grant 25% above the target level. In determining adjustments the Committee considers, among other factors, competitive positioning of the individuals compensation. If performance targets are achieved at the end of the three year period, PSUs vest and are paid out in cash or, at the CEO’s discretion, in shares using the after tax value, based on the number of units that are earned and the average of the 30 trading days’ closing share price at the end of the performance period; if performance targets are not achieved at the end of the three year period, PSUs expire and are not paid out. The PSU Plan also provides that the Board of Directors may exercise discretion to adjust payouts if the Board considers it appropriate to do so. PSUs also earn dividends which are reinvested into additional PSUs, which vest at the same time and based on the achievement of same performance conditions as the PSUs.

Stock Options are granted to provide an incentive to NEOs and other eligible executive employees to create enduring long-term shareholder value. If the share price increases between the grant date and the vesting date, Stock Options are “in-the money” and provide value to the Option holder once the Stock Options are exercised.

2014 Grants of Options and PSUs

On January 31, 2014, a grant of Options and PSUs was awarded to eligible participants of the Plans.

Stock Options were granted to NEOs and other designated employees under the Management Stock Option Incentive Plan (MSOIP), which is described in detail on page 66. The Stock Options granted have a ten year term, and vest over four years at a rate of 25% at each anniversary date. The

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exercise price was $168.84. The grant date fair value of these Stock Options awarded to NEOs is included in the Summary Compensation Table on page 63, under the Option Awards column.

PSUs were granted to NEOs and other executives under the PSU plan. The PSUs are subject to a three year performance period beginning on January 1, 2014 and ending on December 31, 2016. The Board established that the PSUs would vest contingent on performance against the following four measures:

Measure		Weight	Performance range
2016 Operating Ratio	Operating expenses divided by total revenues	40%	65% to 61.8%
2016 Free Cash Flow	Cash provided by operating activities less cash used in investing activities as shown on the Consolidated Statement of Cash	40%	$790M-$1,132M
Total Shareholder Return (Measured over 3 years)	Compound average growth rate (CAGR) relative to S&P/TSX 60 Index	10%	exceeds index by 1% to 5%
Total Shareholder Return (Measured over 3 years)	Ranking relative to Class I Railroads	10%	fourth-first

The measures of Operating Ratio and Free Cash Flow were chosen because they are fundamental to achieving the Corporation’s strategic plan. Free Cash Flow is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. It has no standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures of other companies. In assessing the level of stretch in the PSU targets the Compensation Committee considered CP’s historical performance and long term strategic objectives and also considered the performance achieved on these metrics by the other Class I Railroads, during similar transformation periods. The Compensation Committee determined that the targets require significant and sustained improvement, reflect a very high level of improvement relative to the performance that the other Class I Railroads have been able to achieve and, if achieved, should provide significant increase in value to long term shareholders.

Total Shareholder Return (TSR) was chosen as a relative performance measure to align long-term incentive compensation with long-term shareholder interests by rewarding outperformance of the 2 key comparative markets for investors in CP – Class I railroads and the S&P/TSX 60. Total Shareholder Return is calculated as the increase in the value of CP’s Shares listed on the Toronto Stock Exchange from the beginning of the performance period to the end of the performance period including the reinvestment of dividends paid. The CAGR of CP’s Total Shareholder Return is calculated as the difference between CP’s initial share value for the performance period and the ending share value expressed as an annualized percentage of the initial share value. This percentage amount will be measured against both the total return CAGR of the other Class I Railroads and against total return CAGR of the corporations in the S&P/TSX 60 index.

The Committee discussed the overlap of the performance measures with the short-term incentive plan measures, and determined these measures continued to be closely aligned with the company’s strategy in both the long and short term. For 2015, the Free Cash Flow measure for PSUs was replaced with a three year average return on invested capital measure.

The grant date fair value of the PSUs awarded to NEOs is included in the Summary Compensation Table on page 63, under the Share Awards column.

OTHER KEY COMPENSATION POLICIES OF THE COMPANY

Executive Perquisites

NEOs are eligible to receive perquisites and personal benefits as approved by the Compensation Committee as well as in accordance with the Company’s policies. These typically include the use of a company-leased vehicle, parking, financial counseling and club memberships. Other executives and senior management employees are also eligible

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to receive certain perquisites in line with market practices. The type and value of perquisites is generally determined by the level of the employee’s position.

As part of its contract with Mr. Harrison, CP prefers that he use the Company’s aircraft for personal as well as for business travel, for efficiency and security reasons, and provides reasonable accommodation for him in the city of Calgary.

Employee Share Purchase Plan

CP’s ESPP is available to all employees and provides the opportunity to purchase voting Shares on the open market through payroll deductions which aligns employees’ interests with those of shareholders. Employees may contribute between 1 and 10% of their base salary to the ESPP every pay period. CP provides a 33% match on the first 6% of non-unionized and specified unionized employees’ contributions which vest at the end of each quarter. Employees must remain participants of the ESPP at the time of vesting in order to receive the CP match. As of December 31, 2014, approximately 41% of CP’s employees participated in the ESPP.

Share Ownership Requirements

Executive share ownership is strongly encouraged by CP. Share ownership guidelines require that a minimum level of share ownership set as a multiple of base salary be achieved within a five year period. Share ownership guidelines can be met through the holding of common shares and deferred share units. Ownership is determined using the greater of acquisition value and the closing price of CP Shares on December 31, 2014 which was $223.75 per share.

The share ownership guidelines applies to approximately 85 executives and senior management employees. The following guidelines are currently in place:

Position	Guidelines
CEO	5 times salary
President and COO	4 times salary
EVP	3 times salary
SVP	2 times salary
VP	1.5 to 2 times salary
Senior Management	1 times salary

Mr. Demosky, hired in December 2013 and Mr. Marquis, hired in July 2013, are both below their ownership guidelines and have until 2018 to meet the requirements.

Hold policy for the CEO

The Committee believes it is important for the CEO to be aligned with the long-term interests of the Company and its shareholders. To this end, the CEO may not exercise any options, other than 50% of his 2014 grant, until June 2017 and may not redeem any deferred share units until one year after he retires from the Company.

The CEO accumulated equity holdings as of December 31, 2014 are:

	# of Units	Value on Dec. 31, 2014 (CDN$)
CP Shares (personally held)	178,617	$38,014,360
DSUs	67,398	$14,344,054
Value of Shares and DSUs		$52,358,414
Options	753,280	$103,405,105
Total Value		$155,763,519

Anti-Hedging Policy

Under CP’s Disclosure and Insider Trading/Reporting Policy, CP directors, officers and employees are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities of CP granted as compensation or held, directly or indirectly, by them.

Executive Compensation Clawback

In December 2011, the Board of Directors adopted an executive compensation clawback policy concerning future awards made under CP’s short-term and long-term incentive plans. Under this policy, the Board may require reimbursement of short-term and long-term incentive compensation paid to a senior executive or former senior executive if:

(a) the incentive compensation received by the senior executive or former senior executive was calculated based upon the achievement of financial results that were subsequently materially restated or corrected, in whole or in part;

(b) the senior executive or former senior executive engaged in gross negligence, fraud or intentional

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misconduct that caused or partially caused the need for such restatement or correction, as admitted by the senior executive, or, in the absence of such admission, as determined by the Board acting reasonably; and

(c) the incentive compensation paid to the senior executive or former senior executive would have been lower based on the restated or corrected results.

In such circumstances, reimbursement of all or a portion of the applicable incentive compensation paid to the senior executive or former senior executive will be sought as permitted by applicable laws and to the extent the Board determines, in its sole discretion, it is in the best interests of the Corporation.

Governance Structure and Risk Mitigation in Compensation Programs

The Committee is focused on supporting CP’s key goal of creating enduring shareholder value by developing an executive compensation program that aligns with CP’s strategic plan, emphasizes the importance of long-term value creation and mitigates risk.

Risk management is integral to CP’s overall business strategies and long-term success. The Board believes that executive compensation programs should not raise the Company’s risk profile. Accordingly, the Committee undertakes a comprehensive annual compensation risk review. The focus of this review is to ensure that compensation risks are identified and appropriate mitigation measures are in place. This review is undertaken with the assistance of the Committee’s independent compensation consultant. As a result of this review, the Committee concluded that CP’s pay programs and policies are not reasonably likely to have a material adverse effect on CP, its business or its value.

In assessing compensation related risk, the Committee reviewed the broad-based STIP and LTIP programs with anticipated payout levels and key risks under these plans being presented to the Committee when targets are set and again when performance is assessed. Targets in incentive plans are based on the Board-approved strategic plan. This links targets to corporate objectives within the corporate risk appetite. The Committee also reviews and recommends to the Board for approval compensation for NEOs and individuals reporting directly to the CEO.

CANADIAN PACIFIC

CP’s compensation programs and its policies and practices are aligned to enterprise risk management practices and the Committee considers the implications of risks associated with compensation practices. Risks are mitigated through appropriate plan design, implementation of risk mitigating policies, and specific risk mitigation measures including the following:

Plan Design	Executive compensation is comprised of a mix of fixed and variable compensation with significant pay at risk
The STIP is capped and not guaranteed with the Committee having discretion to reduce awards
The payout curve under the STIP is designed asymmetrically to reflect that target performance has significant stretch
The STIP and LTIP have multiple specific measurable criteria that are closely aligned with the achievement of CP’s long-term business strategy and are set based on the performance required to achieve results in accordance with guidance provided to the market
The LTIP is designed with an overlap of vesting periods to address longer term risks and maintain executives’ exposure to the risks of their decision making through unvested share based awards
Policies	A clawback policy is in place for senior executives
A holdback policy applies to the CEO whereby the earliest date he can exercise the majority of his options is June 2017 and his deferred share units cannot be redeemed until one year after retirement
Share ownership requirements apply to a broad group of senior management
A whistleblowing policy is in place for all employees including prohibitions on retaliation for whistleblowers
An anti-hedging policy prohibits directors, officers, and employees from hedging of Shares and share-based awards
Mitigation Measures	Pay mix is managed so that more senior roles have a significant portion of their compensation deferred
Awards under the STIP are examined to ensure they are reasonable as a percentage of net earnings
No payments are made under the STIP unless a specified operating income threshold is achieved
Financial performance is verified by CP’s auditors before decisions are made respecting payouts under the STIP
The Committee has approved principles for adjustments in determining payouts under the STIP
The Committee takes safety and environmental principles, fundamental to how CP achieves its financial and operational objectives, into account in exercising its discretion to determine payouts under the STIP
Safety is considered as part of the individual performance component for the CEO and operations executives
Executive compensation is benchmarked regularly against primary and secondary comparator groups
The Committee uses an independent compensation consultant who attends all regular Committee meetings and meets with the Chair of the Committee in advance of each meeting
Incentive plans are stress tested to understand possible outcomes

The Committee also benefits from overlapping membership with other committees with respect to risk monitoring. Mr. Hilal, Committee Chair, is a member of the Finance Committee; Ms. Hoeg Chairs the Governance Committee; Mr. Tobias chairs the SOE Committee; Ms. Macdonald is a member of the Governance Committee and Mr. Reardon Chairs the Finance Committee and is a member of the Audit Committee. This overlapping membership provides a link between the committees’ risk oversight responsibilities and ensures that the Compensation Committee has an in depth understanding of enterprise risks.

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Performance graph

Historically CP’s total shareholder return performance has tracked the S&P/TSX Composite Index, however, late in 2011 CP’s performance began to differentiate from the Index. This differentiation has magnified under the leadership of Chief Executive Officer, E. Hunter Harrison, hired in 2012.

The following performance graph illustrates the cumulative total shareholder return on $100 investment in CP’s common Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from December 31, 2009 to December 31, 2014.

	2009	2010	2011	2012	2013	2014
CP TSR	100.00	115.76	125.91	187.10	301.17	422.66
S&P/TSX Composite Index	100.00	117.61	107.36	115.08	130.03	143.75

The following performance graph illustrates the cumulative total shareholder return on $100 investment in CP’s common Shares (assuming reinvestment of dividends) compared with the cumulative total shareholder return of the Class I Railroads from December 31, 2011 to December 31, 2014.

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The following graph illustrates the relationship between shareholder value and total direct compensation for the named executive officers. NEO compensation is defined as Total Compensation less Pension. The NEO Total Compensation when compared with the trend in Total Shareholder Return from the period beginning December 31, 2009 to the period ending December 31, 2014 shows a strong relationship between compensation earned by NEOs and shareholder return.

	2009	2010	2011	2012	2013	2014
TDC	9,799	13,001	9,909	15,217	19,297	31,669
CP TSR	100.00	115.76	125.91	187.10	301.17	422.66

For the purpose of calculating total direct compensation (TDC) in years where there were more than 5 NEOs, the following were used:

•	In 2013, NEOs were Messrs. Harrison, Creel, Grassby, Guthrie and Ms. O’Hagan. 2013 TDC costs exclude one-time make whole costs for Mr. Creel as well as Mr. Grassby’s retiring allowance.

•	In 2012, NEOs were Messrs. Harrison, Grassby, Guthrie, Edwards and Ms. O’Hagan. Mr. Harrison’s cash compensation was annualized. 2012 TDC costs exclude one-time make whole costs for Mr. Harrison.

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NAMED EXECUTIVE OFFICER COMPENSATION FOR 2014

CHIEF EXECUTIVE OFFICER

E. Hunter Harrison Chief Executive Officer

E. Hunter Harrison was appointed Chief Executive Officer on June 28, 2012. As CEO, Mr. Harrison is responsible for providing leadership for CP as it achieves operational and strategic goals that will build long-term shareholder value.

Mr. Harrison is compensated for performance with a significant component of his ongoing remuneration provided through long-term incentives aligning his interests with those of other shareholders. In 2014, Mr. Harrison extended his employment contract with the Company to June, 2017. With this extension a number of changes were made to Mr. Harrison’s compensation package. Prior to the contract extension, Mr. Harrison’s initial option award could only be exercised one year post retirement, i.e., June 2017. With the contract extension, the earliest exercise date remained at June 2017 for the exercise of options, rather than being extended an additional year as well. The remaining changes are described below.

Compensation Components

Mr. Harrison’s annual salary remained at US$2,200,000 for 2014. As background, when the Committee initially set Mr. Harrison’s salary, they took into consideration that Mr. Harrison had to forego his pension payments of $1.5 million annually from his former employer, Canadian National Railway Company (CN) when he became an employee of the Company. From an economic perspective, net of his foregone pension payments, Mr. Harrison receives $700,000 as a base salary. This amount is significantly below his prior salary at CN, industry norms, and CP’s comparator group. When Mr. Harrison retires from CP, he will be entitled to an annual pension that is equal to the annual pension that had been provided by CN, which again, is a make whole payment, rather than an additional benefit to Mr. Harrison.

In accordance with Mr. Harrison’s employment contract, he is only eligible for future long-term incentive awards in the discretion of the Board of Directors. In 2013, the Board determined that Mr. Harrison would not participate in the LTIP grant issued in February 2013, however would receive a grant in 2014 with an expected value of 350% of base salary. In 2014, under the revised terms of Mr. Harrison’s contract extension, the expected value of the LTIP grant was reduced to 300% of Mr. Harrison’s salary. On January 31, 2014 Mr. Harrison received this LTIP award along with other participants, consisting of 50% of the award in regular Options and the remaining 50% of his long-term incentive award in the form of PSUs.

Mr. Harrison is eligible for a short-term incentive award based on the Company’s profitability and achievement of individual goals as determined each year by the Board of Directors. For 2014, the target level of this award increased from 100% to 150% of Mr. Harrison’s salary (with a payout range between 0 and 300% of annual salary). In addition, in consideration of Mr. Harrison’s high ownership level (21.5 times salary), the Committee agreed that all future short-term incentive awards would be paid in cash similar to all other participants, rather than in the form of deferred share units.

Although Mr. Harrison’s total compensation is much higher than his peers, the return to shareholders during his tenure is equally impressive. Mr. Harrison’s total compensation value as disclosed in the summary compensation table from June 2012 to December 2014 is 0.31% of the total additional value created for

CANADIAN PACIFIC

shareholders over the same period ($24,374,965,006). If the CEO’s make whole payments are excluded, this number is reduced to 0.17% of incremental shareholder value.

Mr. Harrison’s employment agreement continues to provide for reasonable accommodation in the city of Calgary and states CP’s preference that he use the corporate aircraft for business and personal use in North America. Under the agreement, Mr. Harrison is also eligible for tax equalization payments in respect of his employment income to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States. For 2014, there was no tax equalization payment made.

The agreement also includes non-competition and non-solicitation restrictions.

For 2014, Mr. Harrison’s performance was assessed by the Committee taking into account the safety and environmental performance of CP and his individual performance objectives, which included building the organization’s bench strength, organizational redesign, creating a railroader culture and customer centricity. Mr. Harrison was assessed as outstanding on his overall individual performance objectives. Based on these individual objectives and the Company’s financial performance, Mr. Harrison received a 2014 annual bonus in the amount of $7,289,700.

The following table summarizes Mr. Harrison’s compensation for 2014:
Compensation ($‘000)	2014	2013
Fixed:
Base Salary	2,422	2,267
Variable:
STIP	7,290	4,430
LTIP		–
-MSOIP	3,662	–
-PSUs	3,662	–
Total Direct Compensation:	17,036	6,697
Total Target Direct Compensation:	13,364	4,532

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
5x	$12,149,500	$52,358,414	21.5x

Notes:

Base salary is actual amount received in the year. Payments made in
US dollars were converted using an average rate of exchange
of $1.1045 for 2014 and $1.0299 for 2013.

Short-term incentive bonus amount received for 2013 performance was paid in DSUs.

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OTHER NAMED EXECUTIVE OFFICERS’ COMPENSATION

Keith Creel President and Chief Operating Officer

Keith Creel was appointed President and Chief Operating Officer (“COO”) on February 5, 2013. Providing strategic leadership and driving superior customer service and operational excellence across the organization, Mr. Creel is responsible for CP’s operations and sales and marketing teams.

Prior to joining Canadian Pacific, Mr. Creel had a very successful operating career which began at Burlington Northern as a management trainee in operations and eventually lead to him becoming the EVP and COO at Canadian National Railway in 2010.

Mr. Creel holds a Bachelor of Science degree in marketing from Jacksonville State University and has completed the Advanced Management Program at the Harvard Business School. He served as a commissioned officer in the US Army during which time he served in the Persian Gulf War.

In 2014, Mr. Creel received a special grant of performance options. These options will vest upon meeting certain operating ratio and operating income hurdles. Notwithstanding the vesting criteria, Mr. Creel cannot exercise these options before June 2018. In awarding this grant, the Compensation Committee recognized the personal and professional impact the CEO’s contract extension had on Mr. Creel who is the CEO’s potential successor and also acknowledged that, in assessing Mr. Creel’s compensation should he succeed Mr. Harrison as CEO, it would take into account that, on appointment in 2017, he would be compensated as a fully proficient CEO.

Mr. Creel is also eligible for tax equalization payments in respect of his employment income to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States. For 2014, there was no tax equalization payment made.

The agreement also includes non-competition and non-solicitation restrictions.

For 2014, Mr. Creel’s performance was assessed by the CEO against individual performance objectives, which included improvements in service performance and operating efficiency. Safety and environmental principles, which are fundamental to how the Company operates, were taken into consideration during the assessment. Mr. Creel was assessed as outstanding on his overall individual performance objectives. Based on these individual objectives and the Company’s financial performance, Mr. Creel received a 2014 annual bonus in the amount of $1,923,730.

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Compensation ($‘000)	2014	2013
Fixed:
Base Salary	964	796
Variable:
STIP	1,924	1,679
LTIP	–	–
-MSOIP	1,415	1,335
-PSUs	1,415	1,335
-Performance Options	1,805	–
Total Direct Compensation:	7,523	5,145
Total Target Direct Compensation:	4,871

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
4X	$3,896,160	$6,652,895	6.8x

Notes: Base salary is actual amount received in the year. Payments made in US dollars were converted using an average rate of exchange of $1.1045 for 2014 and $1.0299 for 2013.

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Bart W. Demosky Executive Vice President and Chief Financial Officer

Bart Demosky was appointed Executive Vice President and Chief Financial Officer (“CFO”) of CP on December 28, 2013 and will be leaving the Company effective May 31, 2015. As CP’s CFO, Mr. Demosky is a key member of the senior management team responsible for helping develop the long-term strategic direction of the company. Other responsibilities include financial planning, reporting and accounting systems as well as pension, treasury and tax.

Prior to joining CP, Mr. Demosky served as Chief Financial Officer for Suncor Energy Inc (“Suncor”). He has broad business experience and financial talent which will help CP in its long-term strategic planning. Mr. Demosky is a graduate in Economics from the University of Calgary and is an honours graduate from the University of Calgary’s Management Development Program.

Mr. Demosky’s employment agreement entitles him to supplemental retirement benefits which equal the incremental benefits that would have been provided under the retirement plan of Suncor and the supplemental executive retirement plan of Suncor in effect at the time of his departure from Suncor, had he continued participation in those plans during his employment at CP. These supplemental benefits are reduced by the value accumulated in Mr. Demosky’s account in the Company’s defined contribution plan. There is an 18 month vesting period for this arrangement, should he resign within 18 months Mr. Demosky’s pension benefits would be forfeited.

His agreement also includes non-competition and non-solicitation restrictions.

For 2014, Mr. Demosky’s performance was assessed by the CEO against individual performance objectives, which included developing CP’s financial strategy, implementing finance operating model and raising the bar of financial service offerings to improve shareholder value. Mr. Demosky was assessed as achieving his overall individual performance objectives. Based on these individual objectives and the Company’s financial performance, Mr. Demosky received a 2014 annual bonus in the amount of $868,000.

Compensation ($‘000)	2014	2013
Fixed:
Base Salary	604	4.7
Variable:
STIP	868	–
LTIP
-MSOIP	889	–
-PSUs	889	–
Total Direct Compensation:	3,250	4.7
Total Target Direct Compensation:	2,821

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
3x	$1,860,000	$1,284,595	2.07x

Note: Base salary is actual amount received in the year.

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Robert Johnson Senior Vice President Operations, Southern Region

Robert Johnson joined CP in June 2013 and was appointed Senior Vice President Operations, Southern Region July, 2014. Mr. Johnson is responsible for CP’s US field operations, including train servicing and car repair. In this key role, he focuses on train performance and overall fluidity of the US franchise.

Mr. Johnson’s railroad career spans 32 years with BNSF where he held successively more responsible roles in operations, transportation, engineering, and service excellence. His most recent position at BNSF was General Manager, Northwest Division, overseeing day-to-day operations for that region.

Mr. Johnson received a special grant of 2,400 Restricted Share Units (“RSUs”) for recognition and retention purposes. These RSUs will vest in May 2017.

In 2014, Mr. Johnson’s performance was assessed by the CEO against individual performance objectives, which included delivering consistent, reliable service, improving asset utilization, preventing rule violations and personal injuries and building a railroad culture with the Southern Region. Safety and environmental principles, which are fundamental to how the Company operates, were taken into consideration during the assessment. Mr. Johnson was assessed as exceeds his overall individual performance objectives. Based on these individual objectives and the Company’s financial performance, Mr. Johnson received a 2014 annual bonus in the amount of $436,746

Compensation ($‘000)	2014	2013
Fixed:
Base Salary	350	156
Variable:
STIP	437	194
LTIP
-MSOIP	208	99
-PSUs	208	–
-RSUs	416
DSUs		515
Total Direct Compensation:	1,619	964
Total Target Direct Compensation:	1,038

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
2x	$716,710	$1,153,462	3.22x

Notes:

Base salary is actual amount received in the year. Payments made in US dollars were converted using an average rate of exchange of $1.1045 for 2014.

In 2013, Mr. Johnson received a make whole payment consisting of DSUs and a special stock option grant.

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Anthony Marquis Senior Vice President Operations, Eastern Region

Tony Marquis joined CP in July 2013 and was appointed Senior Vice President Operations, Eastern Region July, 2014. Mr. Marquis responsible for CP’s Canadian Eastern field operations, including train servicing and car repair. In this key role, he focuses on train performance and overall fluidity for the eastern franchise.

Mr. Marquis has nearly 30 years of railway operating experience. After spending 25 years with Canadian National Railway Company in various operating positions, Tony moved on as owner and President of Strategic Training Simulators Inc. STSI designs, builds, and installs locomotive simulators, and provides computer based training in the railroad industry. Most recently he successfully completed a corporate turn-around at Colombia-based coal railroad, Fenoco S.A. As President and Chief Executive Officer, Tony reduced Fenoco S.A.’s operating costs per ton of coal by 24 per cent and dramatically improved safety at the railroad in less than a year.

Mr. Marquis received a special grant of 2400 RSUs for recognition and retention purposes. These RSUs will vest in May 2017.

In 2014, Mr. Marquis’ performance was assessed by the CEO against individual performance objectives, which included delivering consistent, reliable service, improving asset utilization, preventing rule violations and personal injuries and building a railroad culture with the Eastern Region. Safety and environmental principles, which are fundamental to how the Company operates, were taken into consideration during the assessment. Mr. Marquis was assessed as exceeds his overall individual performance objectives. Based on these individual objectives and the Company’s financial performance, Mr. Marquis received a 2014 annual bonus in the amount of $395,423.

Compensation ($‘000)	2014	2013
Fixed:
Base Salary	317	131
Variable:
STIP	395	167
LTIP
-MSOIP	196	100
-PSUs	196	–
-RSUs	416
DSUs		100
Total Direct Compensation:	1,520	–
Total Target Direct Compensation:	940	498

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
2x	$648,900	$228,045	0.7x

Notes: Base salary is actual amount received in the year. For 2013, Mr. Marquis received a make whole payment consisting of DSUs and a special stock option grant.

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COMPENSATION DETAILS

The following disclosure of executive compensation provides information on the compensation of CP’s NEOs, being the CEO, the CFO, and CP’s next three most highly compensated Executive Officers, during the years ended December 31, 2014, 2013 and 2012.

Messrs. Harrison, Creel and Johnson receive their compensation in US dollars. Their compensation has been converted to Canadian dollars using an average rate of exchange of $1.1045 for 2014, $1.0299 for 2013 and $.9996 for 2012.

Non-Equity incentive plan compensation
Name and Principal Position	Year	Salary Paid ($)	Share Awards ($)	Options Awards ($)	Annual Incentive Plans ($)	Long Term Incentive Plans ($)	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
E.H. Harrison Chief Executive Officer	2014 2013 2012	2,421,592 2,266,718 1,045,069	3,662,444 0 1,776,539	3,661,937 0 10,017,735	7,289,700 4,429,600 1,319,688	0 0 0	14,152 11,000 11,562	582,344 499,046 34,974,972	17,632,169 7,206,364 49,145,565
B.W. Demosky Executive Vice President and Chief Financial Officer	2014 2013	603,621 4,753	888,943 3,577,500	889,601 2,652,500	868,000 470,000	0 0	579,928 1,639,000	16,469 175,000	3,846,562 8,518,753
K.E. Creel President and Chief Operating Officer	2014 2013	963,772 795,839	1,415,470 6,755,371	3,219,521 5,203,559	1,923,730 1,678,608	0 0	184,504 58,693	114,558 11,756,720	7,821,555 26,248,790
R.A Johnson Senior Vice President Operations Southern Region	2014 2013	350,479 156,250	623,868 514,950	208,129 99,020	436,746 193,654	0 0	52,156 17,283	0 146,348	1,671,378 1,127,505
A. Marquis Senior Vice President Operations Eastern Region	2014 2013	316,593 131,089	611,559 100,000	195,719 99,869	395,423 167,446	0 0	37,716 15,731	8,400 25,000	1,565,410 539,135

Notes:

Salary is different than annualized salary because annual increases occur on April 1 of the relevant year.

Share awards in the form of performance share units, were granted on January 31, 2014. The fair value of the PSUs, based on the binomial lattice model methodology for valuing long-term incentives is $136.76, while the accounting value is $168.84.

In 2014, Messrs. Johnson and Marquis also received share awards in the form of Restricted Share Units.

The grant date fair value is calculated using Towers Watson’s binomial long-term incentive valuation methodology which includes a discount to account for the vesting restrictions and adjustment to reflect the payout range. The Compensation Committee used the binomial long-term incentive valuation methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant’s competitive market analysis.

Option Awards represent the fair value of the Options granted under the Management LTIP on January 31, 2014 at an exercise price of $168.84. The grant date fair value is $35.46 for the Option, while the accounting value is $44.46.

Mr. Creel received a performance option award on July 24, 2014 at an exercise price of $210.32. The grant date fair value is $37.65 for the Option, while the accounting value is $48.33.

The grant date fair value is calculated using Towers Watson’s binomial Option pricing methodology which is fundamentally similar to the methodology used to determine the accounting fair value; however, some of the underlying assumptions are different. For example, the binomial methodology assumes a slightly lower historical volatility, a higher risk-free rate and includes a discount to account for vesting restrictions. The Compensation Committee uses the binomial Option pricing methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently.

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Pension Value represents the employer portion as well as any notional payments. For Mr. Demosky the value includes the 2014 employer service cost plus changes in compensation in excess of the actuarial assumptions.

All other compensation represents the value of personal benefits and other compensation such as the Shares purchased by CP pursuant to the matching provisions of the ESPP and the value of matching DSUs awarded under the executive DSU Plan and any auto gross-ups. Details for 2014 are provided in the following table:

Name	Perquisites and Other Personal Benefits ($)		Other Compensation ($)		All Other Compensation (Total of the two previous columns) ($)
E.H. Harrison	Personal Use of Company aircraft	467,740			582,344
	Housing Allowance	71,275
	Other Perquisites	43,329
B.W. Demosky	Nil		ESPP Match	11,763	16,469
	Nil		Tax Gross-up	4,706
K.E. Creel	Personal Use of Company aircraft	41,080	ESPP Match	19,082	114,558
	Other Perquisites	54,396
R.A Johnson	Nil			Nil	Nil
A. Marquis	Nil		ESPP Match	3,694	8,400
			Tax Gross-up	4,706

Notes:

Perquisites and other personal benefits include the use of a company leased vehicle, club membership, financial counseling exceeding coverage offered to salaried employees. Perquisites and other personal benefits that, in aggregate amount to less than $50,000 or 10% of the total salary for any of the NEOs, are reported as “Nil” in this column.

The amount reflects the value of Mr. Harrison’s and Mr. Creel’s personal travel on company-owned or leased aircraft. This value is based on aggregate incremental operating costs to the company, such as fuel costs, trip-related maintenance, landing fees and other miscellaneous variable costs.

The amount reflects the value of Mr. Harrison’s housing. This value is based on aggregate incremental operating costs to the company such as condo fees, housekeeping, and other miscellaneous costs.

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INCENTIVE PLAN AWARDS

Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards

The following table shows all equity based incentive plan awards outstanding as at December 31, 2014. Option-based awards were granted based on the fair market value on the date of the award. For additional information about Option and Share-based awards, see the description of Executive DSU Plan and Long-Term Incentives in the Compensation Discussion and Analysis.

	Option-based Awards				Share-based awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in- the- money Options ($)	Vested date	Number of Shares or Units of Stock that have not vested	Market or payout value of share-based awards that have not vested ($)	Market payout value of vested share-based awards not paid out or distributed ($)
E.H. Harrison	650,000	$73.39	26-Jun-2022	97,734,000	28-Jun-2015	6,393	1,360,597	11,622,716
	103,280	$168.84	31-Jan-2024	5,671,105	28-Jun-2016	6,393	1,360,597
					31-Dec-2016	26,921	6,023,574
Total	753,280			103,405,105		39,707	8,744,768	11,622,716
B.W. Demosky	53,700	$159.62	27-Nov-2023	3,443,781	31-Dec-2015	5,369	1,201,314	986,557
	25,400	$159.62	27-Nov-2023	1,628,902	31-Dec-2015	12,753	2,853,484
	25,090	$168.84	31-Jan-2024	1,377,692	28-Dec-2016	1,102	246,573
					31-Dec-2016	6,534	1,461,983
Total	104,190			6,450,375		25,758	5,763,353	986,557
K.E. Creel	119,325	$115.78	04-Feb-2023	12,883,520	6-Feb-2015	24,328	5,177,633	0
	53,350	$119.18	22-Feb-2023	5,578,810	31-Dec-2015	14,043	3,142,121
	39,900	$168.84	31-Jan-2024	2,190,909	31-Dec-2015	29,029	6,495,239
	47,940	$210.32	24-Jul-2024	643,834	6-Feb-2016	6,082	1,294,408
					31-Dec-2016	10,405	2,328,119
Total	260,515			21,297,073		83,887	18,437,521	0
R.A. Johnson	3,640	$129.54	02-Jul-2023	342,924	1-Mar-2015	1,300	276,674	460,783
	5,870	$168.84	31-Jan-2024	322,322	1-Mar-2016	871	185,372
					24-Jun-2016	1,084	230,703
					31-Dec-2016	1,528	341,890
					8-May-2017	2,408	538,790
Total	9,510			665,246		7,191	1,573,429	460,783
A. Marquis	3,690	$128.88	06-Aug-2023	350,070	1-Mar-2015	383	85,696	85,592
	5,520	$168.84	31-Jan-2024	303,103	15-Jul-2016	191	42,736
					31-Dec-2016	1,438	321,753
					8-May-2017	2,408	538,790
Total	9,210			653,174		4,420	988,975	85,592

Notes:

The value of Options is based on the closing share price on the TSX of December 31, 2014 of $223.75

Vested share-based awards not paid out or distributed represents the value of vested DSUs based on the closing share price on the TSX of $223.75; for Messrs. Harrison, Creel and Johnson, the DSU value is based on the closing share price on the NYSE on December 31, 2014 of US$192.69 converted into Canadian dollars using an average exchange rate of $1.1045

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Incentive Plan Awards – Value Vested Or Earned During The Year

The following table shows the value from incentive plans vested or earned by the NEOs under the Company’s LTIP and the STIP payment in 2014.

Name	Option based Awards Value vested during the year ($)	Share based Awards Value vested during the year ($)	Non- Equity Incentive Plan Compensation – value earned during the year ($)
E.H. Harrison	19,339,125	1,262,329	7,289,700
B.W. Demosky	1,510,415	761,967	868,000
K.E. Creel	2,660,788	0	1,923,730
R.A Johnson	58,122	372,589	436,746
A. Marquis	72,289	59,606	395,423

Note

Share based awards include the value of the DSUs that vested in 2014, which may be redeemed only upon termination of employment per the terms of the Executive DSU plan described under the heading “Pension Plan Benefits – Deferred Compensation Plans”.

Options Exercised During the Financial Year

The following table provides details regarding Options exercised and sold by the NEOs during the financial year ended December 31, 2014. Amounts were calculated using the market price of the Shares acquired on exercise of the respective Options and subtracting the respective exercise prices.

Name	Number of options exercised	Option exercise price	Value realized
E. H. Harrison	0	–	$–
B.W. Demosky	0	–	$–
K.E. Creel	39,775	$115.78	$4,819,827
R.A Johnson	0	–	$–
A. Marquis	0	–	$–

MANAGEMENT STOCK OPTION INCENTIVE PLAN

The Management Stock Option Plan (MSOIP) was established in October 2001 for the purpose of providing certain officers and select key employees of the Company with an incentive to enhance shareholder value.

The number of Options granted to a recipient is determined by dividing a targeted dollar amount

(determined taking into account market practice and a number of other factors), which is expressed as a percentage of the recipient’s salary, by the theoretical value of an Option. That value is determined by broadly used valuation models that estimate the probable future payout, applied to the 30 day average closing share price prior to the approval of the grant. Neither the amount, nor the terms of previously granted Options are taken into consideration in determining the size of a new grant. To do so might result in an unintended consequence of encouraging early exercise to avoid having future grants penalized due to significant outstanding Option holdings. In addition, it might disadvantage long-service employees and those who remain committed to the stock.

Regular Options expire ten years from the date of grant; vesting for grants made prior to June, 2012 consisted of half becoming exercisable on the second anniversary of the grant and the balance on the third anniversary. For grants made after June 2012, options vest over four years at a rate of 25% at each anniversary date.

An Option will expire before its normal expiry date if: (a) an Option holder resigns from his or her employment, in which case the Option will expire in 30 days; (b) an Option holder’s employment is terminated without cause, in which case the Option will expire in six months; (c) an Option holder’s employment is terminated for cause, including where an Option holder resigns after being requested to do so as an alternative to being terminated for cause, in which case the Option will expire immediately; (d) an Option holder dies, in which case the Option will expire in 12 months and may be exercised by the holder’s estate. An Option will continue to vest and expire on its normal expiry date if an Option holder’s employment ceases due to permanent disability. An Option granted will expire on the earlier of a) its normal expiry date or b) five years after the Option holder retires, upon attaining the mandatory or early retirement age.

If an Option would otherwise expire during a blackout period, it will be extended beyond its normal expiry date to a date 10 business days after the date on which the blackout period ends, provided that if a further blackout period is imposed prior to the end of the extension, the Option term

CANADIAN PACIFIC

will be further extended to a date 10 business days after the date on which the additional blackout period expires.

Options may be assigned only to an Option holder’s family trust, personal holding corporation, or retirement trust or a legal representative of an Option holder’s estate or a person who acquires the Option holder’s rights by bequest or inheritance.

Under the terms of the MSOIP, the maximum number of Shares that may be reserved for issuance to insiders as Options is 10% of the number of Shares outstanding. The maximum number of Options which may be granted to insiders within a one year period is 10% of the number of Shares outstanding and to any one insider is 5% of the number of Shares outstanding. The maximum number of Options which may be granted to any one individual is 5% of the number of Shares outstanding at the time of the reservation.

Notwithstanding the limits noted above, the dilution level, measured by the number of Options available for issuance as a percentage of outstanding Shares continues to be capped, at the discretion of the Board, at 7%. CP’s potential dilution level at year end is 2.4%.

The CEO, as well as the Chairman of the Board and the Chair of the Compensation Committee, have authority to grant Options to employees within certain defined parameters, which include the position of the employee and the expected value of the Options being granted. For 2014, the Compensation Committee authorized a pool of 100,000 Options for allocation by the CEO under this authority from which 12,030 Options in total were granted to 7 employees for the purposes of performance recognition and retention.

Participants in the MSOIP are granted a number of Options, exercisable at the last closing market price of Shares on the TSX or the NYSE (for grants after December 15, 2014 depending on the grant currency) prior to the approval of the grant. The exercise price of Options may not be reduced without shareholder approval. The following table illustrates information relating to Options as of and for the year ended December 31, 2014.

Options Outstanding and Available for Grant as at December 31, 2014

2014	Number of Options/Shares	Percentage of Outstanding Shares
Options outstanding (December 31, 2014)	1,921,339	1.2%
Options available to grant (December 31, 2014	2,109,577	1.3%
Shares issued on exercise of Options	14,047,726	8.5%
Options granted	426,020	0.3%

Note

Messrs. Harrison, Creel and Demosky were granted stand-alone option agreements not granted under the Management Stock Option Plan.

Since the inception of the MSOIP in October 2001, a total of 18,078,642 Shares have been made available for issuance under the MSOIP and 14,047,726 Shares have been issued through the exercise of Options. No financial assistance is provided to Option holders to facilitate the purchase of Shares under the MSOIP. In addition, CP has a policy that prohibits employees from forward selling Shares that may be delivered upon the future exercise of Options under MSOIP or otherwise monetizing Options granted under the MSOIP other than through exercising the Option and subsequently selling the Shares in a public venue.

The Board may amend the MSOIP, but no amendment may be made without required regulatory or shareholder approval. No Options have been granted under the MSOIP that require ratification by shareholders.

The MSOIP was amended effective February 28, 2012 to include a “double trigger” provision in the event of a change in control. Pursuant to such provision, the vesting of Options held by a participant will not accelerate upon a change in control of the Corporation unless the participant is thereafter terminated without cause or constructively dismissed.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table shows, as of December 31, 2014, compensation plans under which equity

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securities of the Corporation are authorized for issuance upon the exercise of Options outstanding under the MSOIP and the Company’s Directors Stock Option Plan (DSOP). The table also shows the number of Shares remaining available for issuance and includes 340,000 Shares under the DSOP. On July 21, 2003, the Board of Directors suspended all further grants of Options under the DSOP and there are no options outstanding under this plan.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights(a) (#)	Weighted- average exercise price of outstanding Options, warrants and rights ($)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column a) (#)
Equity compensation plans approved by security holders	2,769,764	93.93	2,449,577
Equity compensation plans not approved by security holders	0	0	0
Total	2,769,764	93.93	2,449,577

The equity compensation plans referred to in the previous table, being the MSOIP and the DSOP, are described in Note 1 to the Corporation’s audited consolidated financial statements for the year ended December  31, 2014, and in this Circular at page 66.

PENSION PLAN BENEFITS

Canadian Pension Plans and Other Retirement Arrangements

CP maintains both a contributory defined benefit and defined contribution pension plan which enables pensions to be paid to eligible officers and employees of CP at retirement.

On July 1, 2010, the defined benefit plan was closed to new employees and replaced with a defined contribution plan for employees hired on or after July 1, 2010. Employees hired before that date either continue to participate in the previous plan, which includes both a defined benefit and defined contribution option or transferred to the new defined contribution plan.

None of the NEOs participate in the defined benefit plan.

Defined Contribution Plan

In 2010, a new DC option was also introduced for management employees. Employees who were members of the existing DC pension plan had the option to join the new DC Plan with newly hired management employees becoming members of the new DC option. Messrs. Harrison, Demosky and Marquis participate in this federally registered plan.

Depending on the employee’s age and service, an employee will contribute between 4% and 6% of earnings and the company will contribute between 4% and 8% of earnings. Total contributions are limited to the maximum allowed under the Canadian Income Tax Act (C$24,930 in 2014).

Mr. Marquis also participates in a DC Supplemental Plan (“DC SERP”). The DC SERP is a non-registered plan which provides benefits in excess of the Canadian Income Tax Act limits applicable to the DC Option. Specifically, the SERP provides an additional 6% company contribution on base salary and annual bonus. There are no employee contributions and there is a two year vesting period.

US Pension Plans

The US retirement program has three elements:

•	A voluntary qualified 401(k) plan with employer match

•	A qualified defined contribution plan which provides automatic employer contributions

•	A non-qualified defined contribution plan for certain employees whose compensation exceeds the IRS limits (US $260,000 for 2014)

401(k) Plan

Employees can contribute pre-tax contributions to the 401(k) plan subject to limitations imposed by the US Internal Revenue Code. The Company provides a matching contribution of 50% on the first 6% of eligible earnings. All contributions are immediately vested.

Defined Contribution Plan (“US DC Plan”)

The US DC plan is employer funded with an annual contribution amount equal to 3.5% of eligible earnings. Eligible earnings include base salary and annual bonus. These earnings are subject to compensation limitations imposed by the US Internal Revenue Code.

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Supplemental Defined Contribution Plan (“US SERP”)

The US SERP is an unfunded non-qualified defined contribution plan that provides an additional 6% company contribution on eligible earnings without regard for the limitations imposed by the US Internal

Revenue Code. Eligible earnings include base salary and annual bonus. There is a three year cliff vesting schedule.

Messrs. Creel and Johnson participate in these US pension plans.

Defined Benefit Table

The following table shows the aggregate annual retirement benefits payable under Mr. Demosky’s retirement arrangement at year end and upon retirement at age 65. It also reflects the value of pension benefits earned in 2014. Mr. Demosky’s retirement arrangement is described on page 60.

			Annual Benefits Payable
Name	Years of Credited Service	Years of Credited Service at Age 65	At Year End(a) ($)	At Age 65(b) ($)	Accrued Obligation at Start of Year ($)	Compensatory Change(c) ($)	Non - Compensatory Change(d) ($)	Accrued Obligation at End of Year ($)
B.W. Demosky	1.00	17.42	80,000	555,000	1,639,000	567,000	608,000	2,814,000

Notes:

a)	This is the annual pension earned to the end of 2014
b)	Assumes highest plan earnings as at December 31, 2014.
c)	Includes the 2014 employer service cost plus changes in compensation in excess of the actuarial assumptions.
d)	Impact of all other changes including interest on prior year’s obligation plus changes in discount rate used to measure the obligations, changes in other assumptions and experience gains or losses other than compensation related gains or losses.

Defined Contribution Table

	Accumulated Value at Start of the Year ($)	Compensatory ($)(a)	Accumulated Value at End of the Year ($)(b)
E. H Harrison	48,000	14,000	84,000
B.W. Demosky	0	12,000	26,000
K.E. Creel	72,000	184,000	283,000
R. A Johnson	26,000	52,000	107,000
A. Marquis	23,000	37,000	87,000

Notes:
a)	Represents employer contributions and for Messrs. Creel, Johnson and Marquis also includes notional contributions.
b)	Represents employer and employee contributions and, if any, investment gains and losses and notional investment credits and losses.

Messrs. Creel and Johnson participate in the 401k Plan, the US DC Plan and the US SERP.

Deferred Compensation Plans

The Company has a voluntary deferral program whereby Executive Officers may elect to receive all or portion of their short-term incentive award in DSUs. This is designed to promote the sustained alignment of Executive Officers’ interests with shareholders. Executive Officers must make their election prior to the beginning of the calendar year for which the short-term incentive award is paid. When any short-term incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a share for the ten trading days immediately prior to December 31 of the calendar year for which the award is paid.

CP will grant an additional 25% (Company match) of the amount each participant elected in DSUs, which vest after three years. Once the value of the participant’s DSU account is sufficient to meet CP’s stock ownership guidelines the participant may no longer elect to receive any portion of their short-term incentive award in DSUs.

Executive DSU participants may redeem their DSUs only after termination of employment or retirement. For DSUs granted after December 31, 2004, redemption is permissible only after six months have passed since the end of the executive’s employment and no later than the end of the following calendar year. The value of the DSU at the time of payment will be based on the average market price of a share for the ten trading days immediately preceding the payment date. Payment is made in a lump sum following the termination of employment. For

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eligible US executives, in compliance with US tax regulations, payment of amounts deferred or vested is made after a six-month waiting period.

The following table shows the number of DSUs outstanding and their value based on the closing share price on December 31, 2014.

	Unvested DSUs (#)	Vested DSUs (#)	Total Units	Market Value as at December 31, 2014 ($)
E.H. Harrison	12,786	54,612	67,398	14,344,054
B.W. Demosky	1,102	4,409	5,511	1,233,086
K.E. Creel	30,410	0	30,410	6,472,042
R.A. Johnson	3,255	2,165	5,420	1,153,517
A. Marquis	573	383	956	213,905

Note

The value of vested and unvested DSUs as at December 31, 2014 based on the closing share price on the TSX of $223.75 for Messrs. Demosky and Marquis and a closing share price on the NYSE of US $192.69 with an average exchange rate of $1.1045 for Messrs. Harrison, Creel and Johnson

TERMINATION AND CHANGE IN CONTROL BENEFITS

Change in Control Agreements

Messrs. Harrison and Demosky are party to change in control agreements. These agreements are “double trigger”, meaning that cash severance payments will not be made and Options will not vest upon a change in control of the Corporation unless the NEO is thereafter terminated without cause or constructively dismissed. Unvested DSUs and PSUs granted prior to February 22, 2013 are single trigger in that they will vest upon a change in control. Effective February 22, 2013, all equity awards under CP’s equity incentive plans will only vest on a “double trigger” basis. Although Mr. Harrison has unvested DSUs issued prior to this date, these DSUs cannot be redeemed until one year after cessation of his employment, regardless of whether there is an intervening change in control. Accordingly, none of Mr. Harrison’s equity can be redeemed on a single trigger basis on a change in control. Mr. Demosky does not have any awards that vest on a single trigger basis.

A “change in control” arises in the following circumstances:

•	20% or more of the Shares are acquired by any person or persons acting jointly or in concert;
•	80% or more of the Corporation’s Shares are held by a new entity created by any transaction or series thereof;

•	All or substantially all of the assets of the Corporation are sold, assigned or transferred;

•	A majority (more than 50%) change in the Corporation’s Board of Directors over a 12 month period; or

•	The Board adopts a resolution confirming that a change in control has occurred.

NEOs are subject to a protection period following a change in control. If an NEO is involuntarily terminated other than for cause or resigns for certain defined reasons such as a material change in responsibilities or a reduction in salary or benefit, in each case following a change in control, a payment is triggered. The protection period for Mr. Harrison is 12 months and for Mr. Demosky is 18 months.

If there is termination within the protection period, both individuals are entitled to receive a lump sum severance payment equal to the base salary they would have earned through the end of the applicable severance period (24 months for Mr. Demosky, the lesser of 24 months and the period remaining to the end of employment term for Mr. Harrison). Mr. Demosky’s agreement also provides that he is entitled to certain benefits, including payments under CP’s compensation plans and the continuation of certain benefits for the duration of the severance period as follows:

•	An amount equal to the target award level under the STIP for the severance period;

•	Outstanding PSUs are pro-rated to the change in control date and paid out at target;

•	Continuation of coverage under the company’s group benefit plans;

•	Additional benefits accrual under the Company’s Supplemental Pension Plan for the severance period; and

•	The value of any perquisites provided for the notice period.

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Payable on Change in Control

		Severance Payment				Value of early vesting of Options & equity based awards ($)
Name	Severance Period (# of months)	Base Pay ($)	Short-term Incentive at target ($)	Additional Retirement Benefits ($)	Other Benefits ($)		Payable on Change of Control ($)
E.H. Harrison	24	4,859,800	–	–	–	60,212,323	65,072,123
B.W. Demosky	24	1,240,000	992,000	2,519,000	155,969	9,400,229	14,307,198
Total NEOs		5,640,000	992,000	2,519,000	146,012	69,624,048	73,281,060

Notes:

Other benefits include the cost of group benefits and perquisites for the severance period, and value of accelerated vesting of ESPP.

The value of early vesting of Options and equity based awards is based on the closing Share price on the TSX of $223.75. For Mr. Harrison the value of unvested DSUs is based on the closing Share price on the NYSE of $192.69 converted in to Canadian dollars using an average exchange rate of $1.1045.

The costs relating to relocation and legal fees provided by the Change in Control Agreement are not included in the total amounts payable.

Compensation on Termination of Employment

We have developed policies to cover all forms of termination. Executives are subject to the same terms as all other employees of the Company for voluntary termination, retirement, and termination for cause. In the event a NEO ceases to be an employee, the NEO will receive compensation treatment as summarized below:

Voluntary Termination

In the event of resignation from the Company, any outstanding base pay including pay for any unused accrued vacation will be paid. All unvested awards will be forfeited with the exception of Mr. Harrison, whereby his unvested DSUs would become payable. The value of these DSUs at December 31, 2014 is $2,721,337. With respect to Options, the executive will have the earlier of 30 days and the expiry of the Option term to exercise any vested Options.

Should Mr. Demosky voluntarily resign from the Company prior to November 30, 2016, he would have to repay, on a prorated basis, amounts awarded in respect of deferred compensation foregone as a result of leaving his former employer.

With respect to Mr. Creel, should he voluntarily cease employment prior to February 5, 2018, he would be required to repay, on a prorated basis, up to $9.28 million for awards paid to him in respect of foregone compensation from his prior employer.

Retirement

In addition to any outstanding base pay and unused vacation owing to the retirement date, provided the NEO has five years of service, or if age 60, has two years of service, the executive will receive the following:

•	Provided the executive has three months of service in the plan year up to the retirement date, a pro-rated award to the retirement will be available under the STIP.

•	Provided the executive has six months of service in the performance period, PSUs awarded will be pro-rated to the retirement date for any outstanding PSU awards prior to January 2014. PSUs awarded after 2013 are not prorated upon retirement.

•	Options will continue to vest and will expire the earlier of five years after the retirement date and the normal expiry date.

•	Executive will receive $50,000 in post-retirement life insurance and a health spending account with the annual value based on the number of years of company service.

Termination for Cause

In the event of a termination for cause, the executive would receive any outstanding base pay and accrued vacation to his termination date. Where applicable, provisions of the Company’s executive compensation clawback policy would be enforced.

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In addition, both Mr. Demosky and Mr. Creel would be subject to the same repayment conditions described under Voluntary Termination above.

Employment Agreements – Terminations Without Cause

As common practice for senior level positions, the Company has entered into individual agreements with the NEOs listed below to alleviate any uncertainty they may have concerning their severance arrangement should they be involuntarily terminated from the Company during the term of their Agreement. The remaining NEOs do not have contractual severance arrangements in place.

Mr. Harrison

Mr. Harrison will receive a retiring allowance in the amount of US$2,000,000. Mr. Harrison’s unvested DSUs would vest, however, contrary to Plan terms he will forfeit any unvested options from his initial grant in 2012.

Mr. Creel

Mr. Creel has an employment agreement with CP that governs the terms and conditions of his departure should Mr. Creel be terminated without cause. Mr. Creel will receive a lump sum equivalent to:

a)	36 months’ salary plus
b)	his target short-term incentive paid for the 36 month period

Notwithstanding the above, If Mr. Creel’s employment had been terminated without cause prior to February 4, 2015, he would have received a lump sum equivalent to his annual salary and target short-term incentive for the period from his termination date to February 5, 2018 rather than the lump sum noted above. In order to provide an incentive to Mr. Creel to leave a secure position at another high performing railway and to join CP, which was undergoing a significant and very challenging transition, it was necessary to provide severance arrangements that reflected the real security he was giving up and the risks and challenges he would be undertaking.

Mr. Demosky

Mr. Demosky has an employment agreement with CP that governs the terms and conditions of his departure should Mr. Demosky be terminated without cause. Mr. Demosky will receive a lump sum equivalent to:

a)	24 months’ salary plus

b)	his target short-term incentive paid for the 24 month period plus

c)	the actuarial value, if any, of the pension accrued over the 24 month period

Payable on Termination without Cause

		Severance Payment				Value of Options & equity based awards ($)	Payable on Termination without Cause ($)
Name	Severance Period (# of months)	Base Pay ($)	Short-term Incentive ($)	Additional Retirement Benefits ($)	Other Benefits ($)
E.H. Harrison	N/A	2,209,000		–	–	6,480,317	8,689,317
K.E. Creel	37	2,719,140	2,719,140	–	19,860	13,437,906	18,896,046
B.W. Demosky	24	1,240,000	992,000	2,519,000	12,728	3,879,466	8,643,194
Total NEOs		5,959,140	3,711,140	2,519,000	–	23,829,038	36,018,318

Notes:

In the event of a termination without cause, NEOs have a contractual arrangement which is described under “Employment Agreements”.

Other Benefits represents the value of accelerated vesting of ESPP.

Value of Options and equity based awards represents the value of options vesting within six months following termination and the prorated value to the termination date of PSU awards. For Mr. Harrison, it also includes early vesting of DSUs.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, there is no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements or understandings provided by CP or its subsidiaries to, any of the Corporation’s Directors or Executive Officers or any of their associates.

DIRECTORS’ AND OFFICERS’ INSURANCE

CP carries on its own behalf, and on behalf of its subsidiaries, a Directors’ and Officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US$150,000,000 Side A/B with an additional US$75,000,000 in Side A Difference in Conditions excess coverage. The overall program is subject to a zero deductible for directors and officers (applicable when CP is not legally permitted to or does not indemnify the directors or officers), and a US$5,000,000 corporate deductible for all company reimbursement claims in cases where a director or officer is indemnified by CP for any loss covered by the policy. The total premium paid for the 2014 directors’ and officers’ policy program was US$1,357,586.

SHAREHOLDER PROPOSALS

In 2014 Canadian Pacific did not receive any shareholder proposals for inclusion in this Circular. Notice respecting shareholder proposals for the 2016 annual general meeting must be received on or before December 18, 2015.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available free of charge on written request to the Office of the Corporate Secretary, Canadian Pacific, 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9 or online at www.cpr.ca, www.sedar.com and www.sec.gov: Terms of Reference of the Board of Directors and each of the committees of the Board, the 2014 Annual Information Form, the 2014 Annual Report to Shareholders containing the consolidated financial statements for the year ended December 31, 2014, together with the auditors’ report and MD&A, the interim financial statements for periods subsequent to December 31, 2014, Form 40-F and the 2015 Circular.

The Corporation’s financial information is provided in the Corporation’s comparative annual financial statements and MD&A for the year ended December 31, 2014.

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DIRECTORS’ APPROVAL

The contents of this Circular and its distribution have been approved by the Directors of the Corporation.

/s/ PAUL A. GUTHRIE

PAUL A. GUTHRIE
Corporate Secretary
March 17, 2015

CANADIAN PACIFIC

SCHEDULE “A” – STATEMENT OF CORPORATE GOVERNANCE

•	CP’s Board is dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good business ethics and corporate governance throughout the organization

•	CP’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CP

The Board and management believe that good corporate governance practices are essential to the effective management of CP and to the protection of its investors, employees and other stakeholders. The Board has developed Corporate Governance Principles and Guidelines (“Governance Guidelines”), available on our website at www.cpr.ca, which set out the Corporation’s governance standards and requirements. CP’s corporate governance practices fully comply with the requirements of the Canadian Securities Administrators (“CSA”) National Policy 58-201 Effective Corporate Governance.

BOARD OF DIRECTORS

•	All current directors are independent, with the exception of the CEO

•	The roles of Chairman and CEO are separate

•	There are no interlocking directorships at other reporting issuers

Independent Directors

The Board has adopted standards for director independence, which are provided in Schedule “C” of this Circular. The Board conducted a comprehensive assessment of each of its members as against these standards and determined that a majority of the directors of CP have no material relationship with CP and are independent.

Mr. Harrison is not independent by virtue of the fact that he is CEO of the Corporation. Mr. Keith Creel is a nominee for election as a director at the Meeting.

If elected, Mr. Creel will not be independent by virtue of the fact that he is President and Chief Operating Officer of the Corporation.

The following table indicates which of the current Board members are independent:

Name	Independent (no material relationship)	Not Independent	Reason for Not Independent Status
G.F. Colter	✓
W.A. Ackman	✓
I. Courville	✓
P.G. Haggis	✓
E.H. Harrison		✓	CEO of the Corporation
P.C. Hilal	✓
K.T. Hoeg	✓
R. MacDonald	✓
A.R. Melman	✓
L.J. Morgan	✓
A.F. Reardon	✓
S.C. Tobias	✓

Other Board Memberships and Interlocks

Several of the directors of CP are also directors of other reporting issuers. A table showing the memberships of the Director Nominees is set out under “Nominees for Election to the Board – Directors of Other Reporting Issuers”. The Governance Committee considers it to be good governance to avoid interlocking relationships if possible. No CP Board Members sit on the same board of directors of any outside reporting issuer. Mr. Colter and Ms. Hoeg are both currently directors of Revera Inc. a private Canadian company.

In Camera Sessions

The independent directors met in “In Camera Sessions” without management present at the regular and special meetings of the Board and its standing committees in 2014. Each regularly scheduled meeting includes at least one in camera session at the beginning and/or end of each meeting.

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Independent Chair

The Chairman of the Board, Mr. Colter, is an independent director. He has served as Chairman of the Board since May 1, 2014.

Director Attendance

Each director is expected to attend each meeting of the Board and the Board committees of which he or she is a member. The attendance record of each Nominee for all Board and committee meetings held in 2014 is set out under “Nominees for Election to the Board – Director Attendance”. In addition, regularly scheduled Board and committee meetings are held sequentially and all directors are invited to attend each of the committee meetings.

Access to Independent Advisors

The Board and its committees have the authority to retain independent financial, legal, compensation and other advisors.

Communications and Shareholder Engagement

The Board welcomes engagement with its shareholders and encourages them to express their views. Interested parties may communicate directly with Mr. G.F. Colter, the independent Chairman of the Board of Directors, by writing to him at the following address, and all communications received at this address will be forwarded to him:

c/o Office of the Corporate Secretary

Canadian Pacific

7550 Ogden Dale Road S.E.

Calgary, Alberta

T2C 4X9

Shareholders and others may also contact any director by mailing correspondence in care of the Office of the Corporate Secretary at the above address. Communications by e-mail should be sent to shareholder@cpr.ca.

CP’s shareholder and investor relations personnel also provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/Reporting Policy and the directions of the Board, senior management and

CP’s Disclosure Policy Committee. They can be reached at shareholder@cpr.ca and investor@cpr.ca, respectively.

BOARD MANDATE

•	CP’s Board of Directors represents company, shareholder and other stakeholder interests

•	The Board is responsible for CP’s long-term strategic direction, succession plans for senior officers and risk management oversight

The Board has adopted the Corporate Governance Principles and Guidelines which provide that the Board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, which are reserved to shareholders. As the Board has plenary power, its Terms of Reference, found at www.cpr.ca are intended not to limit the power of the Board but to assist it in the exercise of its powers and the fulfillment of its duties.

Strategic Planning

The Board oversees the development, execution and fulfillment of CP’s strategic goals. This responsibility includes a strategic planning process whereby, prior to approval by the Board of CP’s multi-year strategic plan (the “Strategic Plan”): (i) the SOE Committee reviews and makes recommendations on the strategy, plans and objectives within the Strategic Plan that support continuous improvement in operating performance, and (ii) the Finance Committee reviews and makes recommendations on the financial aspects of, and strategic options and opportunities associated with, the Strategic Plan. As part of these reviews, such committees consider and discuss the key issues, assumptions, risks, opportunities and strategies that relate to the development and implementation of the Strategic Plan.

One Board meeting per year is specifically set aside for a substantial strategic planning session in which the Board reviews and discusses the Strategic Plan developed by management, following which the Board provides its approval. As part of this, the Board considers CP’s major opportunities, priorities

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and the risk impact of the Strategic Plan, and reviews and approves CP’s financial objectives, including significant capital allocations. Subsequently, it oversees the implementation of the Strategic Plan and monitors CP’s performance against the plan.

Succession Planning

The Board and its Compensation Committee are actively engaged in the succession planning processes. A detailed and documented process exists which includes reviewing the depth and diversity of succession pools for the CEO, COO, CFO and other key leadership roles. The Compensation Committee and Board annually review the Corporation’s leadership and development strategies, succession plans for key leadership roles, as well as plans and programs for the assessment and development of senior talent.

The Board provides opportunities for directors to get to know employees who have been identified as succession candidates. These individuals make presentations to the Board and are invited to functions where they can interact with directors more informally.

The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the Board on the structure and reporting relationships of senior management, the appointment of persons to the rank of Vice President and above, and the leadership development of senior management.

Oversight of Risk Management

The Board has oversight responsibility for material risks associated with CP’s business. This includes taking reasonable steps to confirm that management has an effective risk management structure in place to identify, understand and appropriately manage the risks of the business. All Committees of the Board have a role in risk oversight, as follows:

•	the Audit Committee assists the Board with the identification of the principal risks of the Corporation’s business and ensures the implementation of appropriate risk assessment and risk management policies and processes to manage these risks. The Audit Committee also (i) discusses risk assessment and risk management policies and processes to be implemented for the Corporation, reviews with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and makes recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith; (ii) reviews management’s program to obtain appropriate insurance to mitigate risks; and (iii) oversees risks that may have a material impact on the Corporation’s financial statements.

•	the Compensation Committee reviews the Corporation’s compensation plans with the view towards not encouraging excessive or undue risk taking, and oversees the identification, consideration and management of risks associated with the Corporation’s compensation philosophy and programs, and reviews disclosure on: (i) the role of the committee and the Board in that regard; (ii) the practices used to identify and mitigate any such risks (particularly inappropriate or excessive risks); and (iii) any risk identified as part of the compensation philosophy and programs which is reasonably likely to have a material adverse effect on the Corporation.

•	the Governance Committee monitors the Board oversight of enterprise risk management and develops, monitors, and reports to the Board regarding a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new directors in order to add value to the Corporation.

•	the Finance Committee oversees financial risks and contingent exposure that may have a material impact on the Corporation including oversight of the Corporation’s pension plans and mergers.

•	the SOE Committee provides oversight on health, safety, security and environmental issues and reviews and discusses key issues, assumptions, risks, opportunities and strategies that relate to the development and implementation of the Corporation’s operations.

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BOARD OF DIRECTORS

Overall responsibility for risk oversight at CP and responsible for strategic business risks

Audit	Compensation	Finance	Governance	SOE
• Monitors material financial disclosure • Reviews insurance program to mitigate risk	• Oversees compensation risk, talent management risk, succession risk, labour relations risk and pandemic risk	• Oversees financial risks • Oversees pension plan funded status and investment policies and procedures • Oversees mergers and acquisitions risk	• Oversees enterprise risk management oversight by the Board and its committees • Oversees ethics and compliance risk	• Oversees policies
and systems
related to safety,
health, security and
environmental
issues

• Oversees
operational risks,
including natural
disasters, security
risks, passenger
accident risk and
fuel supply volatility

Internal Controls and Certification

The Board and its Audit Committee oversee the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Vice President and Controller, and the Internal Audit Department. Such systems are also examined periodically by CP’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility, report any changes to the Office of the Vice President and Controller, and provide written confirmations as to the operation and effectiveness of such controls. Management has, in accordance with the requirements of Section 404 of the Sarbanes Oxley Act, assessed the effectiveness of its internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework” and has reported to the Audit Committee. Based on this assessment, management determined that CP maintained effective control over financial reporting as of December 31, 2014.

Annually and quarterly, the CEO and CFO certify that they are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for both the Corporation and CPRC.

These certifications have been filed with the SEC as an exhibit to our annual report on Form 40-F or furnished to the SEC on Form 6-K, as applicable. As an issuer listed in Canada and the United States, CP fulfills Canadian requirements by filing these certifications annually and quarterly.

In addition, the CEO and CFO, following review by senior management and CP’s Disclosure Policy Committee, also certify that our annual and quarterly filings do not contain an untrue statement of material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual and quarterly filings fairly present, in all material respects, CP’s financial condition, the results of our operations and cash flows.

Governance

The Board and its Governance Committee are responsible for developing CP’s approach to corporate governance. This includes annual reviews of the Corporate Governance Principles and Guidelines, as well as the terms of reference for the Board and each of its committees.

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POSITION DESCRIPTIONS

•	CP’s Board has approved written position descriptions for the independent chair, Committee Chairs, and CEO

Board and Committee Chair Position Descriptions

The Chairman of the Board presides at meetings of shareholders and directors. He also serves as an advisor to the CEO and other members of senior management. His mandate provides, among other things, that he is responsible for establishing and ensuring:

•	efficient and effective procedures to govern the Board’s operations and functions

•	processes are in place for the assessment of the effectiveness of the Board and Board Committees, and the fulfillment by Board, Committee Chairs and Board Committees of their mandates

•	collaboration with the CEO in setting the Board’s agenda and consultation with the Board Committee Chairs with respect to the committee agendas

•	Board meetings are conducted in a manner that facilitates full participation

•	appropriate briefing materials are being provided to directors in a timely fashion

•	the Board meets regularly without management present

•	directors have access to adequate resources and independent advisors

•	effective relationships are developed between the Board and management

Mandates for chairs of the Board’s committees include responsibility for:

•	setting the agendas of the committee in collaboration with the CEO, senior management, Corporate Secretary and the Chairman of the Board

•	ensuring that committee meetings are conducted in a manner that facilitates full participation and discussion and that the committee members receive appropriate briefing materials in a timely fashion

•	ensure that the committee agendas facilitate fulfillment of the committee’s terms of reference and the Board’s terms of reference and that the committee is annually evaluated against its own mandate

•	ensuring that committee members have adequate resources and access to outside advisors at the expense of the Corporation

•	report to the Board on the meetings of the committee

•	liaising with the CEO and senior management between committee meetings

CEO Position Description

The mandate of the CEO provides, among other things, that the CEO has responsibility for:

•	developing a long-term strategy, annual business plans and budgets to the Board of Directors

•	managing CP’s business in accordance with the Board’s approved strategy, business plan and budget

•	implementing Board approved decisions and policies

•	establishing and monitoring policies and plans for retention, compensation, performance management and executive development and succession

•	identifying and managing risks and opportunities which CP faces in day to day operations

•	establishing and maintaining human resource policies and an ethical work environment which supports CP’s vision and values

•	ensuring that financial policies and systems are established and maintained

•	establishing and maintaining organization structure and processes that align with the strategy and business plans

•	establish and maintain a corporate communications strategy

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•	collaborating with the Board Chair in setting Board agendas

•	ensuring that the Board is informed of all relevant trends and developments in the Corporation’s business

•	ensuring that policies and operations are in accordance with government and regulatory requirements

•	overseeing preparation of annual reporting to shareholders

•	regularly reporting to the Board

ORIENTATION AND CONTINUING EDUCATION

•	Orientation material and educational presentations are delivered to new directors to provide a basis of informed decision-making

•	Ongoing education on matters of significance and developing issues are provided periodically

•	Site visits are provided to increase understanding of CP’s operations

Orientation

CP has developed a directors’ orientation program to provide prospective Board candidates with background on both the Corporation’s business and the role of the Board and its committees. Prospective Board candidates are provided with substantial information about CP’s operations and the rail industry. Annual Board and Board committee schedules and work plans are also provided to all prospective directors.

New directors are provided with the opportunity to interact with management, particularly in those areas of activity overseen by the committees to which the new director is appointed.

Continuing Education

The Board recognizes the importance of ensuring that all directors understand the business of CP and the railway industry to assist in the fulfillment of their duties. The continuing education program is comprised of director site visits, director education sessions, a directors’ handbook, as well as procedures in place to ensure that the Board is kept up to date with information related to the fulfillment of directors’ duties.

(a)	Director Site Visits – directors are provided from time to time with site tours of CP facilities, and on occasion, tours of CP customer facilities. In 2014, the directors toured CP’s Alyth rail yard in Calgary, Alberta and CP’s Bensenville rail yard in Chicago, Illinois.

(b)	Director Education Sessions – directors are regularly provided with education sessions on CP and the railway industry. Management and external advisors make presentations to the Board and committees on topical issues in preparation for key business decisions, during strategic planning meetings and in response to requests from directors. The Board also receives regular reports and presentations on the regulatory and business environment from senior executives, as well as CP’s Investor Fact Book and a daily media scan which covers important news and developments about the Corporation and the railroad industry in general. In addition, CP has a policy of encouraging, supporting and paying for individual Board members’ outside director education.

(c)	Directors’ Handbook – the Corporate Secretary’s office prepares and regularly updates a “Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all Board and Committee terms of reference, the Corporation’s charter documents, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability insurance, Corporate Governance Principles and Guidelines, Code of Business Ethics, Code of Ethics for CEO and Senior Financial Officers, and position descriptions for the Board chair, chairs of the Board committees and the CEO.

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(d)	Procedures are in place to provide the Board with timely and efficient access to information necessary to fulfill its duties including:

•	provision of detailed Board and Board committee meeting schedules and agendas in advance with ongoing review and updates

•	maintenance of a directors’ Intranet site to facilitate ongoing communication of company and industry developments
•	provision of comprehensive documentation approximately one week in advance in preparation for Board and Board committee meetings

•	provision of reports from each Board committee on their work at previous committee meetings

•	Periodic updates from the CEO provided to directors between scheduled meetings

Quarter	Topic
Ongoing presentations and programs

•  Regular reports on legal and regulatory developments were provided to the Board and its committees on relevant topics including recent decisions and commentary from US Surface Transportation Board and Canada Transportation Agency

•  Regular updates of analyst reports and media coverage are provided

•  Supplementary subscriptions to industry leading publications including: Trains, and Progressive Railroading

•  Regular management presentations on business related topics

•  Presentations and publication by external auditors on current topics and trends

Fiscal Q1 2014	• Audit Committee education program provided by finance management and external auditors
Fiscal Q2 2014	• Site visit for all directors to Alyth Rail Yard
Fiscal Q3 2014	• Site visit for directors to Bensenville Rail Yard • Financial Analyst Reports from rail industry expert analysts
Fiscal Q4 2014	• Transparency Report 2014, External Auditors, Deloitte LLP

BOARD DINNER SESSIONS

CP’s Board of Directors meets for dinner the evening of Committee meetings prior to regularly scheduled Board meetings. Board dinners function as an opportunity to achieve a number of important governance objectives including meeting in a less formal atmosphere with the Chief Executive Officer, President and other senior officers. This permits the Board to meet high potential employees for succession planning purposes, learn more about the Company’s business and strategic direction, and strengthen the collegial working relationship of the Board of Directors.

ETHICAL BUSINESS CONDUCT

•	Annual certification for all directors, officers and non-union employees

•	Code of Business Ethics and Code of Ethics for CEO and Senior Financial Officers available at www.cpr.ca and in print to any shareholder upon request

Code of Business Ethics

The Corporation’s Code of Business Ethics (the “Code”) specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behaviour. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada, the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All directors have signed acknowledgements that they have read, understood and agree to comply with the Code, and they annually confirm compliance. Annually, officers and non-union employees are required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business

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conduct consistent with those set forth in the Code. All amendments to the Code, and all waivers of the Code with respect to any director or Executive Officer, will be posted on CP’s website and provided in print to any shareholder who requests them.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

A Code of Ethics for the CEO and Senior Financial Officers applies to the Corporation’s CEO, CFO and Vice President and Controller. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CP’s website and provided in print to any shareholder who requests them.

Monitoring of Ethics Codes

The Governance Committee, with the assistance of the Audit Committee, is responsible for periodically reviewing, and if appropriate recommending changes to, the Code and the Code of Ethics for the CEO and Senior Financial Officers of the Corporation, monitoring compliance with the codes, and reviewing, and if appropriate approving, waivers from compliance therefrom for directors or Executive Officers and promptly disclosing such waivers to the shareholders.

The Governance Committee did not approve any waivers of the codes for any directors or Executive Officers during 2014.

Material Interests in Transactions

If a director has a material interest in a transaction or agreement involving the Corporation they are required to disclose that interest to the CEO and the Chairman of the Board, and will not participate in any discussions or votes concerning such transactions. During 2014, no director had any material interest in a transaction with the Corporation.

Promotion of Ethical Culture

The Board promotes a culture of ethical business conduct and sets the tone for a foundation of high business standards, integrity and respect.

Insider Trading and Disclosure Policies

The Board has approved a disclosure and insider trading/reporting policy. It is available on CP’s website at www.cpr.ca and reflects the commitment of the Board and management to promote timely, factual and accurate communications to the investing public. Among the matters addressed in the policy are guidelines on CP’s interaction with analysts and the public and measures to avoid selective disclosure.

The Board has also appointed a Disclosure Policy Committee comprised of senior legal, financial/accounting and communications officers. The committee reports to the Board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary. The committee reviews all major disclosure documents. These documents are also approved by the Board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and provides quarterly reports to the Audit Committee.

NOMINATION OF DIRECTORS

•	CP’s shareholders elect individual directors annually

•	The Board has a majority voting policy in the uncontested election of directors

•	A skills matrix is used to assess areas of director expertise and experience

Nomination Process

Directors are elected annually by shareholders, each to hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed. Between shareholder meetings, the Board may appoint additional directors.

The Governance Committee, with the assistance of an external search consultant if necessary, identifies and recommends to the Board qualified director

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nominees for appointment or election at the annual meeting of shareholders consistent with criteria approved by the Board which takes into account:

(a)	the competencies and skills the Board, as a whole, should possess;

(b)	the competencies, skills and personal and other diverse qualities the existing directors possess;

(c)	the competencies, skills and personal and other diverse qualities required for new directors in order to add value to CP in light of the opportunities and risks facing the Corporation; and

(d)	the size of the Board, with a view to facilitating effective decision-making.

The requirements derived from this process are used in determining whether, and how many, new directors should be added to the Board. The Board considers a skills matrix and regularly reviews and updates, as applicable, the industries, regions and companies where director candidates meeting the skills required by CP are most likely to be identified, and will, if necessary or deemed advisable, retain outside advisors to assist in the identification of director candidates. A table identifying some of the current skills and experience of the Nominees is set out under the heading “Nominees for Election to the Board – Director Skills Matrix”.

The Governance Committee also considers director nominees, if any, recommended by the shareholders for election as directors.

Evergreen Process

Each year the Governance Committee, with the assistance of an external search consultant, reviews the composition of the Board in order to ensure it has the best representation of skills and experience. This information is compiled through the use of a competency/skills matrix that outlines the areas of expertise and experience for each director.

In line with CP’s needs, the Governance Committee reviews and updates, as applicable, the industries, regions and companies where director candidates meeting the skills required by CP are most likely to be identified.

Term Limits and Retirement Age

The Board believes that the need to have experienced directors who are familiar with the business of CP must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. The average age of CP’s directors is 62 and the average director tenure at CP is currently 3.5 years with directors ranging from less than one year’s experience to eight years on the Board. In November 2013, the Board approved removing the mandatory retirement age for directors. After considering the director profile at CP, the Board has determined that neither a mandatory retirement age nor term limits are appropriate for the Corporation. Instead, the Board has implemented a more comprehensive assessment process that evaluates the performance, skills and contribution of each director on an annual basis that the Board believes is the preferable route to board refreshment.

Majority Voting Policy

In an uncontested election of directors, a director is required to tender his or her resignation if that director receives more “withheld” votes than “for” votes. The Governance Committee would be expected to recommend that the Board accept the resignation except in extenuating circumstances. The majority voting policy is set forth in CP’s Corporate Governance Principles & Guidelines, which can be found on the Company’s website at www.cpr.ca under “Corporate Governance”.

Board Size

CP’s governing documents provide for the Board to consist of a minimum of five and a maximum of 20 directors. The Governance Committee assesses the optimal size annually, and believes the current size should be between 10 and 14 directors in order to fulfill its responsibilities.

DIVERSITY AT CP

•	CP has implemented a Diversity Philosophy

•	CP is committed to diversity throughout the Corporation and is a founding member of the Canadian Board Diversity Council

•	Women currently represent one third of CP’s directors, including the Chairs of the Audit and the Governance Committee

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CP is committed to Board diversity, including with respect to gender, age, cultural heritage and geographical representation and has therefore adopted a diversity philosophy that reflects CP’s ongoing commitment to maintaining and increasing diversity at the Board level. CP’s diversity philosophy can be found on the Company’s website at www.cpr.ca under “Corporate Governance”. CP is also a founding member of the Canadian Board Diversity Council, an organization that is dedicated to advancing diversity on Canadian boards.

The Governance Committee and the Board do not adhere to any quotas or specific targets in determining Board membership as we do not believe that it is in the Corporation’s best interest to implement arbitrary targets with respect to the composition of the Board. However, CP’s diversity philosophy states that the Governance Committee will take into account the diversity considerations, such as gender, age, cultural heritage and regional representation of candidates when identifying and recommending qualified director nominees in order to ensure that the Board reflects the gender, age, cultural and geographic representation of the regions in which CP operates. The Governance Committee’s thorough investigation and nominating process, including the engagement of an external search consultant, which is set out in this process acts to ensure implementation of CP’s Governance Principles and Guidelines respecting director nominations, including diversity.

Due to CP’s ongoing commitment to diversity of experience and competencies as well as through the regular review and consideration of the Board’s skill matrix, CP’s Board currently consists of four women representing 33% of the Board and includes representation from numerous regions in Canada and the United States. In addition, the Chair of both the Audit Committee and the Corporate

Governance and Nominating Committee, two of the key committees at CP, are female.

CP encourages the advancement of women and other individuals with diverse backgrounds at the Corporation through its employment equity program. CP has put in place an in depth Diversity and Employment Equity program pursuant to the Employment Equity Act (Canada) to remove workplace barriers at all levels that impede or prevent the inclusion of qualified individuals and minority groups, including women, from consideration for positions. CP has not implemented quotas or specific targets with respect to gender diversity at the Executive Officer level other than with respect to CP’s Diversity and Employment Equity Program. CP believes that the Diversity and Employment Equity Program encourages the advancement and employment of women and that arbitrary targets are not in the best interests of CP in obtaining the highest caliber Executives. CP does not currently have any female executive officers.

COMMITTEES OF THE BOARD

•	Committees of the Board assist CP’s Board to fulfill its responsibilities and duties

•	CP has five standing committees – see table below

•	Fully independent Audit, Compensation, Finance and Governance committees

All committees of the Board, with the exception of the SOE Committee, are comprised solely of directors who are independent and the CEO does not participate in selecting members. All committees are chaired by an independent director. For additional information on the Corporation’s standing committees of the Board, see “Nominees for Election to the Board – Board and Committees, and Director Attendance”.

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The following table sets out committee members as at March 17, 2015:

Director	Audit Committee	Governance Committee	Finance Committee	Compensation Committee	SOE Committee
G.F. Colter (Chair)
W. A. Ackman		✓	✓
I. Courville	✓(Chair)				✓
P.G. Haggis	✓		✓
E.H. Harrison					✓
P.C. Hilal			✓	✓(Chair)
K.T. Hoeg		✓(Chair)		✓
R. MacDonald		✓		✓
A.R. Melman			✓		✓
L.J. Morgan	✓				✓
A.J. Reardon	✓		✓(Chair)	✓
S.C. Tobias				✓	✓ (Chair)

All directors are invited to attend every committee meeting and committee meetings are not scheduled concurrently in order to allow attendance.

AUDIT COMMITTEE DISCLOSURE

The following individuals comprise the current membership of the audit committees of both the Corporation and CPRC (“CP’s Audit Committees”), which have been established in accordance with Securities Exchange Act of 1934 (“Exchange Act”) and New York Stock Exchange Standards (“NYSE Standards”) and CSA National Instrument 52-110 Audit Committees (“NI 52-110”).

•	Isabelle Courville

•	Paul G. Haggis

•	Linda J. Morgan

•	Andrew F. Reardon

The US Securities and Exchange Commission (“SEC”) requires at least one financial expert on an audit committee. Ms. Courville, Mr. Haggis, and Mr. Reardon have been determined by the Board to meet the audit committee financial expert criteria prescribed by the SEC and have been designated as audit committee financial experts for CP’s Audit Committee.

The Board has determined that all members of CP’s Audit Committee have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The Board has determined that all members of CP’s Audit

Committee are financially literate within the definition contained in, and as required by, NI 52-110 and the NYSE Standards.

A member of CP’s Audit Committee may not serve on the audit committees of two or more other outside public companies, unless the Board determines that this simultaneous service would not impair the ability of that individual to effectively serve on CP’s Audit Committee. No member of CP’s Audit Committee serves on more than one public company audit committee in addition to CP’s Audit Committee.

The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CP by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time, including by the Board in respect of fees for audit services. CP’s Vice President and Controller must submit to the Audit Committee at least quarterly a report of all services performed or to be performed by the independent auditors pursuant to the policy. Any additional non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such

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pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms are subject to the specific pre-approval of the Audit Committee, with the associated fees being subject to approval by the Board. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CP’s Chief Internal Auditor.

NI 52-110 also requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committee. In compliance with the requirements set out in NI 52-110, such additional information is contained in Canadian Pacific’s 2014 Annual Information Form, under Section 12 titled “Audit Committee”, which is available online at www.cpr.ca, www.sedar.com, or www.sec.gov.

Audit and Non-Audit Fees and Services – 2014 & 2013

In accordance with applicable laws and the requirements of stock exchanges and securities regulatory authorities, the Audit Committee must pre-approve all audit and non-audit services to be provided by the independent auditors.

Fees payable to Deloitte LLP for the years ended December 31, 2014, and December 31, 2013, totaled $2,885,400 and $2,213,000, respectively, as detailed in the following table:

For the year ended December 31	Total 2014 ($)	Total 2013 ($)
Audit Fees	2,184,800	1,943,000
Audit-Related Fees	155,000	228,500
Tax Fees	295,600	41,500
All Other Fees	250,000	–
TOTAL	2,885,400	2,213,000

The nature of the services provided under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit and interim reviews of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the report from the independent registered public accounting firm on the effectiveness of internal controls over financial reporting, the audit or interim reviews of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed U.S. accounting standards, securities regulations, and/or laws.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of audit work related to securities filings; refinancing of subsidiary companies; and accounting training.

Tax Fees

Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and value added tax); and access fees for taxation database resources.

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax

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Fees” above. These Finance services consisted of advice with respect to an internal reorganization initiative. There were no such services in 2013.

COMPENSATION GOVERNANCE

•	Annual review of director compensation

•	Details on director compensation provided in this Circular, under the heading “Directors’ Compensation”

•	Details on executive compensation provided in this Circular, under the headings “2014 Executive Compensation Letter to Shareholders” and “Compensation Discussion and Analysis”

•	CP has adopted “Say on Pay”

Director Compensation

The Governance Committee reviews director compensation to maintain a compensation level that is competitive to other public companies of comparable size and complexity and also aligns the interests of directors with the interests of shareholders. The Governance Committee recommends any changes for Board approval when considered appropriate to align with these objectives, as well as the workload, time commitment and responsibility of directors.

Executive Compensation

The Compensation Committee oversees the executive compensation program. This program is designed to pay for performance at market competitive levels and to align managements interests with CP’s business strategy and shareholder interests.

Shareholder Advisory Vote on Executive Compensation

In 2015, shareholders will once again have an advisory vote on CP’s approach to executive compensation disclosed in this Circular. As this is an advisory vote, the results will not be binding on the Board. However, the Board and its Compensation Committee will take the results of the vote into account in determining its approach to compensation in the future.

BOARD ASSESSMENT

The Board of Directors has implemented a comprehensive process to annually assess individual directors, Board committees, Committee Chairs, the Board Chair as well as the overall functioning of the Board. The process is under the supervision of the Governance Committee who retains an independent advisor to facilitate the process.

This formal assessment consists of individual director interviews conducted by the independent advisor, as well as interviews with select executive officers and Governance Committee and Board discussions. In 2014, the evaluation process included:

•	The completion by each of the directors of detailed self-assessment questionnaires with respect to his or her performance that included open ended questions that allow the directors to provide full responses regarding their performance. The questions were provided for the private contemplation of individual performance and to aide in each directors’ annual meeting with the Chairman of the Board

•	The independent advisor conducted confidential, one-on-one interviews with each Board member, as well as several senior officers of CP, using an interview outline provided in advance covering the following topics: board composition, board operation, board information, human resources, strategy, risk, communications, effectiveness of board chair and effectiveness of committees and Committee chairs

•	The independent advisor met with the Chair of the Governance Committee and the Board Chair to review the independent advisor’s report and recommendations

•	The Chairman of the Board conducted an annual private meeting with each director in order to review and assess the individual performance of each director as well as the performance of the Board as a whole and each of the committees

•	The Governance Committee met to review and discuss the independent advisor’s report and recommendations and suggestions for improvement.

The Board and Committee Chairs take into consideration the overall results and suggestions derived from the annual performance review in order to improve the functioning of the Board and

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its committees. The Governance Committee monitors progress on suggestions made as a result of the performance assessment at each meeting.

The evaluation of the Board Chair is led by the Chair of the Governance Committee who contacts every director and conducts confidential one-on-one discussions with each director.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE STANDARDS

The practices and procedures of CP’s management and Board of Directors comply with legal and regulatory governance rules and industry best practices. As a Canadian public company with securities listed on the Toronto Stock Exchange

(“TSX”), we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

CP is classified as a “foreign private issuer” in connection with its listing on the NYSE, and as a result many of the governance rules of the NYSE that apply to U.S. domestic companies do not apply to CP.

The NYSE governance rules do require that any significant differences between the Corporation’s governance practices and the NYSE governance rules be disclosed which are set forth on the Corporation’s website at www.cpr.ca under “Corporate Governance”.

CANADIAN PACIFIC

SCHEDULE “B” – COMPARATOR GROUP

The secondary group is a group of capital intensive Canadian businesses ranging from one-third to three times the size of CP on an asset basis, with CP positioned close to the median of the group. The companies in this secondary reference are:

•	Agnico Eagle Mines Ltd.

•	Agrium

•	Air Canada

•	ATCO Group

•	Bombardier

•	Cameco Corporation

•	Canadian National Railway Company

•	Cenovus Energy

•	Encana

•	Finning International Inc.

•	First Quantum Minerals Ltd.

•	Kinross Gold Corp.

•	Maple Leaf Foods

•	Nexen Inc.

•	Penn West Petroleum Ltd.

•	Potash Corp Sask Inc.

•	Research in Motion

•	Rogers Communications

•	SNC-Lavalin Group

•	Talisman Energy

•	Teck Resources

•	TELUS

•	TransAlta Corporation

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SCHEDULE “C” – DIRECTOR INDEPENDENCE

A. INDEPENDENCE STANDARDS

The following standards of director independence have been adopted by the Board of Directors of the Corporation based on criteria of the NYSE, US Securities and Exchange Commission and, the Canadian Securities Administrator (“CSA”) in National Instrument 58-101 Disclosure of Corporate Governance Practices and National Instrument 52-110 Audit Committee:

NYSE Independence Standards

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

1.	In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)	(a)the director is a current partner or employee of the internal or external auditor of the Corporation, (b) the director has an immediate family member who is a current partner of such auditors, (c) the director has an immediate family member who is a current employee of such auditors and personally works on the Corporation’s audit, or (d) the director or an immediate family member was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues.

2.	For the purposes of these independence standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

3.

The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial

CANADIAN PACIFIC

relationships, among others. However, ownership of even a significant amount of stock, by itself, is not a bar to an independence finding.

Additional Independence Standards for Audit Committee Members

In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent; and

2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.

Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will be deemed not to be in control of the Corporation.

National Instrument 58-101 Disclosure of Governance Practices and National Instrument 52-110 Audit Committees

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been within the last three years, an employee or executive officer of the Corporation;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c)	an individual who is a partner of, or employed by, the internal or external auditor of the Corporation, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual, is a partner of the Corporation’s internal or external auditor, an employee of such auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

e)	an individual who is, or has been within the last three years, or whose immediate family member is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

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f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

4.	Despite item 3, an individual will not be considered to have a material relationship with the Corporation solely because (a) he or she had a relationship identified in item 3 if that relationship ended before March 30, 2004, or (b) he or she had a relationship identified in item 3 by virtue of item 8 if that relationship ended before June 30, 2005.

5.	For the purposes of items 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purpose of item 3(f), direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Corporation; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member:

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice chair of the board of directors or of any board committee of the Corporation on a part-time basis.

8.	For the purpose of the foregoing items 1 through 7, the Corporation includes a subsidiary entity of the Corporation.
9.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

National Instrument 52-110 Audit Committees

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice chair of the board or any board committee; or

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

i)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

ii)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a

CANADIAN PACIFIC

comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

B. BOARD DETERMINATION OF DIRECTOR INDEPENDENCE

The Corporation’s board of directors has conducted, through a combination of questionnaires, biographical reviews and discussions, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned standards and has determined that each director, except E.H. Harrison, is independent of the Corporation in accordance with the standards for independence established for all directors by the NYSE Independence Standards, and National Instrument 58-101 Disclosure of Governance Practices and that each member of the Audit Committee, meets the additional independence standards established for audit committee members under Section 10A(m)(3) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, and National Instrument 52-110 Audit Committees.

Mr. Harrison is not independent by virtue of the fact that he is Chief Executive Officer of the Corporation.

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SCHEDULE “D”

March 13, 2015

CANADIAN PACIFIC RAILWAY LIMITED

BY-LAW NO. 2

CANADIAN PACIFIC

CANADIAN PACIFIC RAILWAY LIMITED BY-LAW NO. 2

A by-law relating to certain procedural requirements for the election of directors of Canadian Pacific Railway Limited.

1.01 DEFINITIONS

In this By-law, which may be cited as By-law No. 2, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended;

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

“Articles” means the articles of Corporation as defined in the Act;

“Board” means the Board of Directors of the Corporation;

“Corporation” means Canadian Pacific Railway Limited; and

“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

2.01 NOMINATION PROCEDURES

Subject only to the Act and the Articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting of shareholders, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-law.

3.01 TIMELY NOTICE

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation in accordance with section 5.01 below.

4.01 MANNER OF TIMELY NOTICE

To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement (the

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“Notice Date”) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

5.01 PROPER FORM OF TIMELY NOTICE

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person for the last five years; (C) the status of such person as a “resident Canadian” as defined in the Act; (D) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)	as to the Nominating Shareholder giving the notice, any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

6.01 NOTICE TO BE UPDATED

All information to be provided in a timely notice pursuant to section 5.01 above shall be provided as of the date of such notice. If requested by the Corporation, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the record date for the meeting of shareholders.

7.01 ELIGIBILITY FOR NOMINATION AS A DIRECTOR

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

8.01 DELIVERY OF NOTICE

Notwithstanding any other provision of this By-law, notice given to the Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (to the Secretary of the Corporation), and shall be deemed to have been given and made only at the time it is served by personal delivery, email or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

CANADIAN PACIFIC

9.01 BOARD DISCRETION

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

10.01 EFFECTIVE DATE

Subject to its confirmation by the shareholders in accordance with the Act, this By-law is effective as of March 13, 2015.

MADE this 13th day of March, 2015.

WITNESS the corporate seal of the Corporation.

/s/ Gary F. Colter	/s/ Paul A. Guthrie
Gary F. Colter	Paul A. Guthrie
Chairman of the Board	Corporate Secretary

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SCHEDULE “E”

Industry Canada	lndustrie Canada	Form 4 Articles of Amendment Canada Business Corporations Act (CBCA) (s. 27 or 177)	Formulaire 4 Clauses modificatrices Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1	Corporate name
Dénomination sociale

CANADIAN PACIFIC RAILWAY LIMITED
CHEMIN DE FER CANADIEN PACIFIQUE LIMITEE
2	Corporation number
Numéro de la société

3952169

3	The articles are amended as follows
Les statuts sont rnodifiés de la façon suivante

See attached schedule / Voir l’annexe ci-jointe
4	Declaration: I certify that I am a director or an officer of the corporation.
Déclaration: J’atteste que je suis un administrateur ou un dirigeant de la société.

Authorized Officer

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maxirnale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA.. Il est à noter que la LCSA et la Loi sur lesrenseignements personnels permettent que de tels renseignements soient divulués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada	IC 3069 (2008/04)

Amendment Schedules / Annexes – Modification

Item 7 of the Articles of the Corporation be and is hereby amended pursuant to Section 173(1)(o) of the Canada Business Corporations Act by adding the following to Other provisions, if any:

Meetings of the shareholders of the Corporation may be held at such place within Canada or the United States of America as the directors may from time to time determine, including, but not limited to Chicago, Illinois, Minneapolis, Minnesota, Saint Paul, Minnesota and New York, New York.

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-879-7649

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Canadian Pacific

7550 Ogden Dale Road SE

Calgary Alberta

Canada T2C 4X9

TSX/NYSE: CP

www.cpr.ca